UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Securities Exchange Act of 1934 (Amendment No.   )**

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Royal Caribbean Cruises Ltd.

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2025

Notice of Annual Meeting and Proxy Statement

Who We Are

We are one of the largest and most successful cruise companies in the world operating through our three global brands: Royal Caribbean, Celebrity Cruises and Silversea Cruises, and also through our partner brands: TUI Cruises and Hapag-Lloyd Cruises, in which we own a 50% stake. Together, our brands represent a combined total of 67 ships in the cruise vacation industry traveling to approximately 1,000 destinations around the world.

As used in this Proxy Statement, the terms “Royal Caribbean Group,” “RCG,” the “Company,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd. and our wholly owned global cruise brands. Our partner brands are unconsolidated investments and therefore our operating results and other disclosures herein do not include these brands.



ROYAL CARIBBEAN
ICON OF THE SEAS

Celebrity X Cruises
Celebrity ASCENT

SILVERSEA

TUI Cruises
Mein Schiff 5

HAPAG LLOYD
CRUISES
EUROPA

Letter from the Chief Executive Officer

Dear fellow shareholders,

2024 was an exceptional year for Royal Caribbean Group, marked by significant achievements and robust financial performance. We delivered total revenues of $16.5 billion and Net Income of $2.9 billion, or $3.2 billion on an adjusted basis. This performance translates to Earnings Per Share (EPS) of $10.94, or $11.80 Adjusted EPS, nearly 70% higher than the prior year earnings. These results not only exceeded our initial expectations – they reflect the strong consumer appetite for our vacation experiences and our team's best-in-class execution. Load factors averaged above 108% and we achieved significant pricing strength and onboard revenue growth versus 2023. The bottom line: we surpassed the ambitious targets we set, with earnings growth and margins that put us firmly ahead of our recovery trajectory. We aren't just back, we are leading the industry into the future.

Strategic Highlights

Throughout 2024, we advanced key strategic initiatives to enhance our offerings and fuel future growth. We achieved our "Trifecta" financial goals a full 18 months early, hitting all three objectives – over $100 in Adjusted EBITDA per APCD, Return on Invested Capital in the teens, and double-digit Adjusted EPS. This milestone speaks to the effectiveness of our formula for success: moderate capacity growth, moderate yield growth, and strong cost control – a formula that continues to drive margin expansion and solid returns.



We also expanded our fleet and announced further expansion of our destination portfolio. Early in the year, we celebrated the historic debut of Icon of the Seas, the first in a revolutionary new class of ships and the culmination of more than 50 years of innovation to create the ultimate family vacation experience. The market response to Icon exceeded all expectations. We followed this with the launch of Utopia of the Seas – our newest Oasis-class ship designed for short getaways – and Silversea's Silver Ray, each contributing to our growth and commitment to guest satisfaction.

Just this year, we broke ground on our first Royal Beach Club in The Bahamas and announced plans for another in Cozumel, expanding our portfolio of private destinations. We also revealed that Perfect Day at CocoCay will be joined by the even larger Perfect Day Mexico, opening in 2027. In addition, we announced that Silversea will further enhance its Antarctica expedition offering with the new southernmost hotel in Puerto Williams, Chile. Our strategic initiatives – investing in new hardware, private destinations, unique experiences, and digital innovation – further our ability to capture a greater share of the global $2 trillion vacation market in the years ahead.

Governance

We remain deeply committed to strong corporate governance, effective oversight, and proactive shareholder engagement. Our Board continues to be comprised of highly qualified leaders who provide robust independent oversight and play an active role in shaping our strategic direction.

Equally important, our Board and management greatly value dialogue with our owners. During 2024, in addition to regular investor updates on our financial results, we engaged with shareholders representing over half of our shares outstanding to discuss topics including corporate governance, corporate responsibility, and executive compensation. This dialogue is invaluable, ensuring our priorities remain aligned with shareholder interests and best governance practices.

Shareholder Returns and Financial Stewardship

Delivering value to our shareholders is at the core of our strategy, and our financial stewardship is built on disciplined growth. In 2024, we:

- Reinstated our quarterly dividend at $0.40 per share, increasing it 38% to $0.55 per share by year end, signaling our confidence in the future and our commitment to sharing in the success of our business;

- Refinanced approximately $6.1 billion of high-cost debt, significantly reducing our leverage and interest expense; and

- Fully restored our debt profile to an unsecured, investment-grade structure.

These milestones, along with our improving cash flows, demonstrate our commitment to financial strength and position us well for the future.

Our People and Culture

Underlying all our accomplishments is the hard work and passion of our team, and a culture that sets Royal Caribbean Group apart. I want to recognize and thank our employees and crew members for their extraordinary efforts this year. Every day, across our ships, private destinations and offices, our people exemplify the values of hospitality, safety, innovation, and "above and beyond" service that define the Group's culture. It is their commitment to excellence that earned us record-high guest satisfaction scores in 2024 and a reputation for delivering the best vacations.

I am also proud of the positive impact our teams make in our communities – from volunteering and charitable giving, to embracing our many corporate responsibility efforts. During 2024, for example, Royal Caribbean Group hosted a global Decarbonization Summit, convening more than 70 industry leaders to accelerate collaboration on achieving net-zero cruising. This is just one example of how our people are driving innovation not only in guest experience but also in responsible business practices.

Our culture of integrity, teamwork, and creativity is truly a competitive advantage – helping us attract top talent, deepen loyalty with guests, and continually push the boundaries of what's possible in travel.

Looking Ahead

As we turn toward the future, Royal Caribbean Group's course has never been clearer or more exciting. Our new Perfecta financial targets announced in March 2025 will inform our everyday decision-making, and 2025 is shaping up to be another milestone year. But our vision extends well beyond the next twelve months. We are entering a new era of growth for Royal Caribbean Group – one where we redefine what a vacation can be by leveraging our industry-leading brands, the most innovative ships, and our unique private destinations to expand our share of the $2 trillion global vacation market. While we evolve and grow, one thing remains constant: our steadfast commitment to delivering the best vacations responsibly -- and exceptional returns for our shareholders.

Thank you for your continued trust, investment and partnership. With your support, and thanks to the dedication of our remarkable team, I am confident that Royal Caribbean Group's best days are ahead of us.

Sincerely,

JASON T. LIBERTY
President and Chief Executive Officer

Royal Caribbean Group

---

*This letter contains non-GAAP measures. A reconciliation of these non-GAAP financial measures to their nearest GAAP comparable financial measure is included in the Annex.

 

2024 Performance Highlights

Key 2024 Successes

Strong Demand Driving Strong Results*

23.8% Gross Margin Yields vs 2023	**$16.5 Billion** Total revenues	**$2.9 Billion** Net Income	**$6.0 Billion** Adjusted EBITDA	**108%** Load Factor
11.6% Net Yields vs 2023 in Constant Currency		**$3.2 Billion** Adjusted Net Income		**9 Million** Vacations Delivered with High Guest Satisfaction Scores

Long Term Growth



3 new ships launched

Strong pipeline of **8** new ocean ships to be delivered 2025-2028



Exclusive Collection of Land-Based Experiences

4 new Land-Based Experiences Opening 2025-2027



Removing friction, enabling a guest-centric vacation experience

Leveraging data and AI to deepen relationships with customers

Cross-brand loyalty across brands

Strong Balance Sheet and Shareholder Returns

 Achieved investment grade balance sheet metrics

Reinstated quarterly dividend and increased it 38% throughout the year

Refinanced approximately **$6.1 Billion** of high-cost debt

Significantly reduced leverage and interest expense

Delivering the Best Vacations Responsibly



Achieved our goal to reduce carbon intensity by double digits—one year early



Diversified our energy portfolio by growing our LNG powered ships to four and expanding our use of biofuel



Launched myLeadership initiative to cultivate future leaders



Grew local sourcing resulting in a 15% reduction in transportation miles for ship-bound goods

*This section contains non-GAAP measures. A reconciliation of these non-GAAP financial measures to their nearest GAAP comparable financial measure is included in the Annex.



Notice of Annual Meeting of Shareholders



DATE & TIME
May 28, 2025
9:00 A.M., ET



LOCATION
JW Marriott Marquis Miami
255 Biscayne Blvd. Way
Miami, FL 33131



RECORD DATE
Persons holding shares of our common stock as of the close of business on April 10, 2025 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

How to Vote



BY INTERNET
www.proxyvote.com



BY TELEPHONE
1-800-690-6903



BY MAIL
Mark, sign and date your proxy card and return in the postage-paid envelope we have provided.

Items of Business

Proposal		Board Recommendation	Page
1	Election of 13 directors to the Board	**FOR**	6
2	Say-on-pay: advisory vote to approve the compensation of our named executive officers	**FOR**	34
3	Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025	**FOR**	71

Shareholders also will transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

We will furnish our proxy materials over the Internet as permitted by the rules of the U.S. Securities and Exchange Commission. As a result, we are sending a Notice of Internet Availability of Proxy Materials rather than a full paper set of the proxy materials, unless you previously requested to receive printed copies. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our proxy materials on the Internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials. This process reduces costs associated with printing and distributing our proxy materials.

Internet voting is available to make it easier for you to vote in advance of the Annual Meeting. The instructions on the Notice of Internet Availability of Proxy Materials or your proxy card describe how to use these convenient services.

All shareholders are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend, you are urged to vote as soon as possible by Internet or mail so that your shares may be voted in accordance with your wishes. Granting a proxy does not affect your right to revoke it later or to vote your shares in the event you attend the Annual Meeting.



R. ALEXANDER LAKE

Chief Legal Officer and Secretary
Royal Caribbean Cruises Ltd.
April 18, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 28, 2025

On or about April 18, 2025, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and 2024 Annual Report. These materials are available online at **proxyvote.com**.

The complete mailing address, including zip code, of our principal executive offices is 1050 Caribbean Way, Miami, Florida 33132 and our telephone number is (305) 539-6000.

References to our website in this proxy statement or the 2024 Annual Report are for the conveniences of readers, and information available at or through our website is not part of, nor is it incorporated by reference in, these documents.

Table of Contents

✅ PROPOSAL 1
Election of Directors — 6

✅ PROPOSAL 2
Advisory Vote to Approve the Compensation of Our Named Executive Officers — 34

✅ PROPOSAL 3
Ratification of Principal Independent Registered Public Accounting Firm — 71

Proxy Summary

We look forward to welcoming you to our 2025 Annual Meeting of Shareholders. This important meeting provides the Board of Directors and management with an opportunity to receive collective feedback from you, our shareholders. We place significant value on your opinion, and we have strived to highlight in this summary key information for your consideration. We recommend, however, that you read the entire proxy statement carefully before voting.



The board recommends a vote **"FOR"** each nominee.

PROPOSAL 1
Election of Directors

Director Nominees*

Name and Primary Occupation	Age	Director Since	Committee Membership AC	TCC	NGC	SESH
John F. Brock INDEPENDENT Former Chairman & CEO, Coca-Cola European Partners	76	2014		Member	Chair	
Richard D. Fain INDEPENDENT Chairman, Former CEO Royal Caribbean Group	77	1981				
Stephen R. Howe, Jr. INDEPENDENT Former U.S. Chairman & Managing Partner, Ernst & Young	63	2018	Chair		Member	
Michael O. Leavitt INDEPENDENT Co-Chairman, Health Management Associates and Chairman, Leavitt Equity Partners	74	2022				Chair
Jason T. Liberty President and CEO, Royal Caribbean Group	49	2021				
Amy McPherson INDEPENDENT Former President & Managing Director, Europe, Marriott	63	2020		Member		
Maritza G. Montiel INDEPENDENT Former Deputy CEO & Vice Chairman, Deloitte	73	2015	Member	Member		
Ann S. Moore INDEPENDENT Former Chairman & CEO, Time	74	2012		Member		
Eyal M. Ofer INDEPENDENT Chairman, Ofer Global and Zodiac Group	74	1995			Member	Member
Vagn O. Sørensen INDEPENDENT Former President & CEO, Austrian Airlines Group	65	2011	Member	Chair		
Donald Thompson INDEPENDENT Former President & CEO, McDonald's Corporation	62	2015		Member		Member
Arne Alexander Wilhelmsen INDEPENDENT Chairman, AWILHELMSEN AS	59	2003			Member	Member
Rebecca Yeung INDEPENDENT Former Corporate Vice President at FedEx Corporation	53	2023	Member			

*Mr. William Kimsey is not standing for re-election to the Board and his term will expire effective as of the date of the Annual Meeting.

AC Audit Committee
NGC Nominating and Corporate Governance Committee
SESH Safety, Environment, Sustainability and Health Committee
TCC Talent and Compensation Committee

● Chair
● Member



Board Snapshot*



Independence

13 Independent
1 Non-independent

■ Independent
■ Non-independent

Tenure

4
5
5

■ 0-6 years
■ 7-13 years
■ 13+ years

Age

1
2
7
4

■ 40 years
■ 50 years
■ 60 years
■ >70 years

Demographics

4
1
1
1

■ Women
■ Hispanic
■ African American
■ Asian

* As of the date of this Proxy Statement.

Skills and Experience

Industry	Experience in relevant industries such as hospitality, travel, and leisure results in a deep understanding of consumer expectations and business strategy	**7**/14
Maritime	Experience in the maritime industry provides an understanding of marine operations, including critical health, safety, and security aspects	**6**/14
Executive Leadership	Experience serving as public company CEO or other senior leadership role is valuable in understanding and managing a range of corporate governance, risk management, strategic planning, finance, operational and management and succession planning matters	**14**/14
Regulated Business	Familiarity with highly regulated industries can provide the Board with insight and understanding of effective strategies in managing the complex political and regulatory landscape in which we operate	**8**/14
Government / Public Policy	Helpful to oversee management's interactions with governing authorities to support desired business objectives	**1**/14
Corporate Responsibility / Environmental	Strengthens the Board's oversight and assures that strategic business imperatives and long-term value creation are achieved within a sustainable, environmentally focused model	**8**/14
Finance / Accounting	Valuable in contributing to and overseeing strong financial planning, reliable financial information, robust controls and financial reporting	**8**/14
Global Enterprise	Experience with a global enterprise or with international markets aids the Board in understanding diverse business environments, economic conditions, and cultures associated with our global workforce and activities	**13**/14
Technology / Innovation / Cybersecurity	Helps management address innovation and competitiveness in the digital age and technology risks, including cybersecurity risks	**8**/14
Risk Management	Experience in a consumer-facing industry with an understanding of consumer expectations, experiential marketing, and loyalty programs is valuable as the Company seeks to provide all cruising guests with memorable vacation experiences and superior customer service	**14**/14
Consumer Business	Enables directors to effectively anticipate and oversee the most significant risks facing the Company	**9**/14



The board recommends a vote "FOR" this proposal.

PROPOSAL 2

Advisory Vote to Approve the Compensation of Our Named Executive Officers

We place significant focus on the design of our executive compensation programs as we believe their effectiveness is crucial to our success as a company. We assess our programs regularly and strive to continuously make improvements as well as incorporate shareholder feedback.

Executive Compensation Program

Align the interests of our executives with the interests of our shareholders	Recruit, retain, and motivate an elite management team	Reward positive contributions to both short-and long-term corporate performance

Principles	**Implementation**
Total direct compensation levels should be competitive to attract, motivate and retain the highest quality executives.	Our Talent and Compensation Committee seeks to establish target total direct compensation (salary, short-term incentive and long-term incentive) at appropriate levels relative to our Market Comparison Group, providing our executives the opportunity to be competitively rewarded for our financial and operational performance. Total direct compensation opportunity (i.e., maximum achievable compensation) should increase with position and responsibility.
Performance-based and "at-risk" incentive compensation should constitute a substantial portion of total compensation.	We seek to foster a pay-for-performance culture, with a significant portion of total direct compensation being performance-based and/or "at risk." Executives with greater responsibilities and the ability to directly impact our strategic and operational goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. Therefore, the more senior the executive, the greater the percentage of total compensation in the form of performance-based and/or "at risk" compensation.
Long-term incentive compensation should align executives' interests with our shareholders' interests to further the creation of long-term shareholder value.	We focus on ensuring that executive compensation includes a high portion of long-term performance-based equity compensation. Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage our company from the perspective of owners with a meaningful stake and to encourage them to remain with us for long and productive careers. Our stock ownership guidelines further enhance the incentive to create long-term shareholder value. Equity-based compensation also subjects our executives to market risk, a risk also borne by our shareholders.

We provide compensation to our executives consisting of three principal elements: base salary, performance-based annual incentive bonus and long-term equity awards. The objectives and key features of each pay element are described below.

Equity Compensation			Cash Compensation	
Variable				Fixed
Time-Based Restricted Stock Units	**Performance-Based Restricted Shares**	**Performance-Based Annual Incentive**		**Base Salary**
Pay Elements (rounded)				
CEO 30% — Other NEOs 24%	CEO 46% — Other NEOs 35%	CEO 16% — Other NEOs 22%		CEO 8% — Other NEOs 19%
Objective				
• Multi-year vesting requirements align our executives' interests with our shareholders and incentivize retention of our executive talent	• Structured to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives	• To focus executives on annual financial and operational performance • To reward executives for performance relative to our short-term goals and initiatives		• Provide a base level of income in line with expertise, experience, tenure, performance, potential and scope of responsibility
Key Features				
• Vest in equal annual installments over three-year period commencing on the first anniversary date of the grant • Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit	• Earned only if specified financial performance measures are met • Measures performance over three years, with annual performance segments that have 25%, 25% and 50% weighting • PSU Awards granted in 2024 will be earned based on Adjusted EPS, ROIC, and carbon intensity reduction • PSU Awards granted in 2024 for the period ending December 2026 have potential payouts that range from 0% to 200% of target	• Earned based on company-wide and/or brand-specific (based on area of responsibility) financial and operational objective metrics and individual performance against previously established strategic goals, including, but not limited to, Adjusted EPS (corporate), adjusted brand operating income, and a corporate responsibility composite • For our President and CEO, payout is entirely based on corporate performance • For our other NEOs, 2/3rd is determined by corporate and, if applicable, brand performance, and 1/3rd is based on individual performance • Payouts range from 0% to 200% based on achievement of results during the year		• Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals • Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit



The board recommends a vote "FOR" this proposal.

PROPOSAL 3

Ratification of Principal Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2024 and 2023 were:

	2024 ($)	2023 ($)
Audit fees[1]	4,678,355	4,352,366
Audit-related fees[2]	800,448	219,353
Tax fees[3]	14,580	13,132
All other fees[4]	3,825	3,825
Total	**5,497,208**	**4,588,676**

[1]   The audit fees for the fiscal years ended December 31, 2024 and 2023 were for professional services rendered for the integrated audits of the Company's consolidated financial statements and system of internal control over financial reporting, quarterly reviews, statutory audits required by foreign jurisdictions, consents, issuance of comfort letters, and review of documents filed with the SEC.

[2]   The audit-related fees for the fiscal years ended December 31, 2024 and 2023 were for the audits of the Company's retirement savings plan, pre-implementation reviews of processes or systems, and other attest services.

[3]   Tax fees for the fiscal years ended December 31, 2024 and 2023 were for services performed in connection with international tax compliance and transfer pricing.

[4]   All other fees for the fiscal years ended December 31, 2024 and 2023 were for subscription fees for accounting and auditing research software.

Corporate Governance and Board Matters



PROPOSAL 1

Election of Directors

>
> **The board recommends a vote "FOR" each nominee.**

Our Board currently has 14 members. Mr. Kimsey will not stand for re-election and his term on the Board will expire as of the date of the Annual Meeting. Our Bylaws provide that the Board of Directors shall consist of between ten and fifteen directors, Concurrently with the Annual Meeting, the Board has set the current size of the Board to 13 directors. On the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated each of our thirteen remaining directors for re-election to hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.



The Board unanimously recommends that shareholders vote "FOR" the election of each of the nominees for director named below.

Our Director Nominees

Our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Our director nominees hold, and have held, senior positions as leaders of various large and complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers and other members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in, among other things, core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and to foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other boards brings valuable knowledge and expertise, including in the areas of public policy, governance, succession planning, financial reporting and regulatory compliance. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and strategic guidance.

We have included below detailed biographical information for each director nominee, including career highlights, other public directorships and select professional and community contributions, along with the top qualifications, experience, skills and expertise we believe each director brings to our Board. Our Board considered all of these attributes when deciding to nominate these individuals to the Board.



Age: 76

Director Since:
February 2014

Committees:
- Nominating and Corporate Governance Committee (Chair)
- Talent and Compensation Committee

Other Public Company Boards:
- None

John F. Brock

BACKGROUND:

Mr. Brock retired as Chief Executive Officer of Coca Cola European Partners in December 2016, having served in that role since the formation of that company in May 2016. Prior to that, Mr. Brock served as Chairman and Chief Executive Officer of Coca Cola Enterprises Inc. since April 2008 and as Chief Executive Officer since April 2006. From February 2003 until December 2005, Mr. Brock was Chief Executive Officer of InBev, S.A., a global brewer, and from March 1999 until December 2002, he was Chief Operating Officer of Cadbury Schweppes plc, an international beverage and confectionery company. From April 2007 to December 2007, Mr. Brock served as a director of Dow Jones & Company, Inc., a publisher and provider of global business and financial news. From 2004 to 2006, he served as a director of the Campbell Soup Company, a global manufacturer and marketer of branded convenience food products. From 2003 to 2005, he served as a director of Interbrew / Inbrew, a beer brewing company. He also served as a director of Reed Elsevier, a publisher, from 1997 to 2003. Mr. Brock is a Trustee of the Georgia Tech Foundation and a member of the Smithsonian National Board. Mr. Brock is a member of the Board of Directors of ApJet, LLC and thegameHERs, LLC and is Managing Director of Brock Holdings, LLC.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Brock brings senior leadership and strategic and global expertise from his most recent position as Chairman and Chief Executive Officer of one of the world's largest independent Coca-Cola bottlers. Prior to his retirement, Mr. Brock demonstrated effective and efficient leadership of a complex, publicly traded company competing in the highly competitive international beverage industry.



Chairman of the Board

Age: 77

Director Since:
January 1981

Committees:
- None

Other Public Company Boards:
- None

Richard D. Fain

BACKGROUND:

Mr. Fain served as our Chief Executive Officer from 1988 through January 2022. He has been a director of the Company since 1981 and our Chairman since 1988. Mr. Fain is a recognized industry leader, having participated in shipping for over 50 years and having held a number of prominent industry positions, such as Chairman of the Cruise Lines International Association (CLIA), the largest cruise industry trade association. He currently serves on the University of Miami Board of Trustees and the UHealth Board of Directors. He is former chairman of the University of Miami Board of Trustees, the Miami Business Forum, the Greater Miami Convention and Visitors Bureau, the UHealth Board of Directors, and the United Way of Miami Dade.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Fain's breadth of experiences, tenure and leadership provide incomparable insights into the history, operations, and strategic vision of the Company as well as the evolution and direction of the cruise industry as a whole. Having served as Chairman & CEO for over 33 years, Mr. Fain helped grow the Company from a one brand Caribbean centric operation with berthing capacity of approximately 5,000 to the second largest cruise company in the world with a portfolio of global and regional brands that operate around the globe.



Age: 63

Director Since:
December 2018

Committees:
- Audit Committee (Chair)
- Nominating and Corporate Governance Committee

Other Public Company Boards:
- Lazard, Inc. (New York Stock Exchange)

Stephen R. Howe, Jr.

BACKGROUND:

Mr. Howe served as U.S. Chairman and Managing Partner and Americas Area Managing Partner of Ernst & Young ("EY") and was a member of EY's Global Executive Board from 2006 until his retirement in 2018. In these roles, Mr. Howe directed strategy and operations for EY's businesses of over 75,000 people delivering professional services across all industry sectors. While leading EY, Mr. Howe also was responsible for the firm's board governance and regulatory relationships and was executive sponsor for the firm's focus on diversity and inclusiveness. He was with EY for 37 years. Mr. Howe is also a member of the Board of Trustees of Carnegie Hall, the Board of the Peterson Institute for International Economics and the Board of Trustees (Chairman) of the Liberty Science Center. Mr. Howe was previously a member of multiple boards including Colgate University, the Center for Audit Quality and the Financial Accounting Foundation. He currently serves as a member of the Board of Directors of Lazard Inc.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Howe brings to the Board considerable financial and leadership experience through his service as U.S. Chairman and Managing Partner and Americas Managing Partner of EY. He provides the board with meaningful insight gained from his strategic and operational experience and from his extensive board experience both at EY and in interactions with EY clients.



Age: 74

Director Since:
February 2022

Committees:
- Safety, Environment, Sustainability and Health Committee (Chair)

Other Public Company Boards:
- None

Michael O. Leavitt

BACKGROUND:

Gov. Leavitt is the Co-Chairman of Health Management Associates, a health care consulting firm, and Chairman of Leavitt Equity Partners, a private equity fund. From 2009 to 2021, he served as the Chairman of Leavitt Partners, LLC, a health care consulting firm. He also previously served as the United States Secretary of Health and Human Services from 2005 to 2009, the Administrator of the Environmental Protection Agency from 2003 to 2009 and the Governor of the State of Utah from 1993 to 2003.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Gov. Leavitt brings to our Board extensive management and leadership experience, including service as the Governor of Utah, a large state with a diverse body of constituents, and service in positions with the U.S. government, where he oversaw and advised on issues of national concern such as healthcare and environmental protection. These experiences were instrumental to his role as Co-Chair of the Healthy Sail Panel in developing recommendations for cruise lines to advance their public health response to COVID-19 and contributes to the Board's oversight of these issues. Further, his experience at the EPA provides the Board with valuable insight in relation to the Company's various environmental, social and governance initiatives.



Age: 49

Director Since:
November 2021

Committees:
• None

Other Public Company Boards:
• WNS (Holdings) Limited (New York Stock Exchange)

Jason T. Liberty

BACKGROUND:

Mr. Liberty has served as President and Chief Executive Officer since January 2022. Mr. Liberty has held several roles since joining the Company in 2005, including most recently as Executive Vice President and Chief Financial Officer since 2017 and, prior to that, as Senior Vice President and Chief Financial Officer since 2013. Before his role as Chief Financial Officer, Mr. Liberty served as Senior Vice President, Strategy and Finance from 2012 through 2013; as Vice President of Corporate and Revenue Planning from 2010 through 2012; and as Vice President of Corporate and Strategic Planning from 2008 to 2010. Before joining Royal Caribbean Group, Mr. Liberty was a Senior Manager at the international public accounting firm of KPMG LLP. Mr. Liberty currently serves on the Board of Directors of WNS Holdings.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Liberty has years of broad-based, diverse senior management experience at the Company, including service as Executive Vice President and Chief Financial Officer, where he was responsible for finance, strategy, shared service operations, legal, and technology matters, among other areas. His experience and industry knowledge make him a valuable member of our Board.



Age: 63

Director Since:
December 2020

Committees:
• Talent and Compensation Committee

Other Public Company Boards:
• PVH Corporation (New York Stock Exchange)

Amy McPherson

BACKGROUND:

Ms. McPherson served in various positions at Marriott International, Inc. for over 30 years. Most recently, from 2009 through 2019, she served as President & Managing Director, Europe. Under her leadership, Marriott launched five new brands in Europe and completed the successful integration of Starwood Hotels in Europe. Since 2017, Ms. McPherson has served as a non-executive member of the board of directors of PVH Corporation and is a member of its Audit Committee and Chair of its Nominating & Governance Committee. In December 2023, Ms. McPherson was appointed as non-executive member of the board of directors for Merlin Entertainments Ltd and is a member of the Remuneration and Health, Safety & Security Committees.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. McPherson brings to the board considerable experience in overseeing business operations and development in Europe, having overseen multiple brands of hotels for Marriott. She has overseen acquisitions and strategic partnerships and implemented and executed strategies on both a regional and global basis. In addition, Ms. McPherson has experience managing Marriott's global and field sales, marketing, loyalty program, revenue management, e-commerce, worldwide reservation sales and customer care, and sales channel strategy and analysis.



Age: 73

Director Since:
December 2015

Committees:
- Audit Committee
- Talent and Compensation Committee

Other Public Company Boards:
- McCormick & Company (New York Stock Exchange)

Maritza G. Montiel

BACKGROUND:

Ms. Montiel served as Deputy Chief Executive Officer and Vice Chairman of Deloitte LLP from 2011 through her retirement in May 2014. Prior to these positions, she held numerous senior management roles at Deloitte, including Managing Partner (Leadership Development and Succession, Deloitte University) from 2009 to 2011, and Regional Managing Partner from 2001 to 2009. During Ms. Montiel's tenure at Deloitte, she was the Advisory Partner for many public company registrants in addition to overseeing Deloitte's risk function. Ms. Montiel is a board member of McCormick & Company, where she chairs the audit committee. She also served as a member of the Board of Directors of Comcast Corporation from June 2018 to June 2024.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Leveraging her more than 35 years of advising companies (including providing attestation services for public companies) across a wide cross section of industries, Ms. Montiel brings to the Board significant financial and advisory experience. The Board also benefits from her deep and broad working knowledge of the strategic and governance challenges faced by today's large organizations and her experience overseeing risk and compliance in her role as Deputy CEO of Deloitte.



Age: 74

Director Since:
May 2012

Committees:
- Talent and Compensation Committee

Other Public Company Boards:
- None

Ann S. Moore

BACKGROUND:

Ms. Moore served as Chair and Chief Executive Officer of Time Inc. from July 2002 to September 2010 and served as Chair through December 2010. Prior to that, Ms. Moore was Executive Vice President of Time Inc., where she had executive responsibilities for a portfolio of magazines including Time, People, InStyle, Teen People, People en Español and Real Simple. Ms. Moore joined Time Inc. in 1978 in Corporate Finance. Since then, she held consumer marketing positions at Sports Illustrated, Fortune, Money and Discover, moving to general management of Sports Illustrated in 1983 and to publisher of People in 1991. From 1993 to May 2014, Ms. Moore served on the Board of Directors of Avon Products Inc. She was also a director of the Wallace Foundation from 2004 through June 2016.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. Moore's extensive experience in consumer driven publishing and media brings to the Board recognized management and entrepreneurial capabilities. As the leader of one of the largest magazine companies in the United States, Ms. Moore successfully expanded the footprint of many of the company's flagship brands and oversaw her company's transition to digital platforms.



Age: 74

Director Since:
May 1995

Committees:
- Safety, Environment, Sustainability and Health Committee
- Nominating and Corporate Governance Committee

Other Public Company Boards:
- None

Eyal M. Ofer

BACKGROUND:

Eyal Ofer has served as a director of the Company since May 1995. He is Chairman of his multi-generational family group, Ofer Global, leading a private portfolio of international businesses principally focused on maritime shipping, real estate, energy, technology, banking and large public investments. These include its shipping division, Zodiac Group, an international shipping enterprise operating one of the world's largest private diversified fleets, and its real estate arm, Global Holdings Group, a property holding conglomerate with over 12 million square feet of real estate, specializing in large-scale office buildings, hotels and luxury residential developments, as well as other investment and development assets. In 2017, Eyal Ofer launched O.G. Venture Partners, a single LP Venture Capital fund which has in excess of $1bn AUM. He also leads the group's O.G. Energy division, which has interests including renewable energy projects focused on wind, solar and forestry, and is a global leader in the provision of FSO and FPSO units through Omni Offshore Terminals.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Ofer brings to the Board over 35 years of significant leadership in the international maritime industry, including 30 years of service on our Board of Directors. Mr. Ofer also provides considerable expertise in both real estate and finance matters, having played a leading role throughout his career in both expanding and diversifying his family's shipping enterprise into sectors including real estate, cruise lines, hotels, banking and technology.



Age: 65

Director Since:
July 2011

Committees:
- Audit Committee
- Talent and Compensation Committee (Chair)

Other Public Company Boards:
- Air Canada (Toronto Stock Exchange)
- CNH Industrial (New York Stock Exchange and Milan Stock Exchange)
- Pantheon Infrastructure Plc (London Stock Exchange)

Vagn O. Sørensen

BACKGROUND:

Mr. Sørensen brings to the Board over 20 years of experience in the aviation industry, having served as the President and Chief Executive Officer of Austrian Airlines Group from 2001 through 2006. Prior to that, he served in a variety of roles with Scandinavian Airlines Systems, including as Executive Vice President and Deputy CEO. He currently serves as a board member and chairman for a number of corporations throughout Europe and Canada, including Air Canada, Pantheon Infrastructure Trust, Parques Reunidos SA, CNH Industrial and Vakantie Discounter. Mr. Sørensen also previously served on the board of Scandic Hotels AB, SSP Group and DFDS.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Sørensen's breadth of experience in the aviation industry and the insurance industry brings useful insight to the Board, especially with respect to matters impacting the travel industry and risk management. He also provides significant experience within the shipping industry gained through his prior service as Deputy Chairman of DFDS A/S, one of the largest short seas operators in Europe. Through his service on a number of other boards in Europe and Canada, Mr. Sørensen also provides the Board with diverse perspectives.



Age: 62

Director Since:
May 2015

Committees:
- Safety, Environment, Sustainability and Health Committee
- Talent and Compensation Committee

Other Public Company Boards:
- Northern Trust Corporation (Nasdaq Global Select Market)

Donald Thompson

BACKGROUND:

Mr. Thompson currently serves as Chief Executive Officer of Cleveland Avenue, LLC, a food, beverage and technology investment company, which he founded in 2015. From 2012 to March 2015, Mr. Thompson served as President and Chief Executive Officer of McDonald's Corporation. Previously, Mr. Thompson served as President and Chief Operating Officer of McDonald's Corporation from 2010 to 2012 and President of McDonald's USA from 2006 to 2010. Prior to joining McDonald's, Mr. Thompson served six years as an Electrical Engineer for the Northrop Corporation, where he specialized in power supply design and manufacturing for high technology radar systems. Mr. Thompson served as director of McDonald's Corporation from 2011 to March 2015, a director of Exelon Corporation from 2007 to 2013 and a director of Beyond Meat, Inc. from 2015 to May 2021. He also served as an Advisory Board member of DocuSign, Inc. from 2015 to 2018 and a Trustee of Purdue University from 2009 to 2022. Mr. Thompson has served as a director of Northern Trust Corporation since March 2015 and has been a member of the board of directors of Footprint International HoldCo Inc. since April 2021, and has served as chairman of the board since June 2021. He also serves on numerous civic and philanthropic boards. He is a member of the Commercial and Economic Clubs of Chicago, World Business Chicago and the Arthur M. Brazier Foundation. He serves as a director for Northwestern Memorial HealthCare and a Trustee on the board of the Cleveland Avenue Foundation for Education.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Thompson brings to the Board significant strategic leadership and collaboration skills as well as valuable global business perspective. His 25-year career at McDonald's, the world's leading global foodservice retailer, culminated in him leading the company from 2012 through 2015. In his role as President & CEO of McDonald's, Mr. Thompson directed strategy and operations for over 30,000 restaurants in over 100 countries, working closely with thousands of independent owner/operators, corporate staff and restaurant employees around the world.



Age: 59

Director Since:
April 2003

Committees:
- Safety, Environment, Sustainability and Health Committee
- Nominating and Corporate Governance Committee

Other Public Company Boards:
- None

Arne Alexander Wilhelmsen

BACKGROUND:

Mr. Wilhelmsen is Chairman of the board of directors of AWAS Holding AS, the holding company for the Awilhelmsen group, one of Norway's largest family-owned investments companies. Mr. Wilhelmsen has been the Chairman of the board of directors since 2008 and was prior to this the Chief Executive Officer of the Awilhelmsen group from 2005 to 2008. From 1995 to 2005 Mr. Wilhelmsen held a variety of positions withing the Awilhelmsen Group. From 2011 until its merger into the Awilhelmsen group in 2023, Mr. Wilhelmsen also served as Chairman of the Board of Aweco Invest AS, a family office with financial investments, philanthropy and social impact activities.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

As the leader of an investment company with varied interests across a number of business segments, including cruise, software development for health services, insurance, real estate, retail, offshore wind, shipping and offshore oil service, Mr. Wilhelmsen brings a diverse knowledge base and strategic insight to the Board. As the representative of one of the Company's largest shareholders and one of the Company's original founders, Mr. Wilhelmsen also provides a valuable historical perspective to the Board.



Age: 53

Director Since:
March 2023

Committees:
- Audit Committee

Other Public Company Boards:
- Columbus McKinnon (NASDAQ)

Rebecca Yeung

BACKGROUND:

Ms. Yeung served as Corporate Vice President, Operations Science and Advanced Technology at FedEx Corporation, a global logistics company with a broad portfolio of transportation, e-commerce and business services until December 2024. In her role, she was responsible for driving critical aspects of FedEx's innovation and transformation strategy including scaling up robotics and automation technology, autonomous vehicles, decision science, and electromobility. Ms. Yeung joined FedEx in 1998 and served in various marketing, innovation, and technology roles since then. Prior to her most recent role, she was Vice President – Advanced Technology & Innovation at FedEx Corporation from 2015 to 2021. She also previously served as a Board of Director for the Mid-South Food Bank between 2013 and 2022.

SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. Yeung brings to the Board nearly 30 years of global experience in strategy, innovation, technology, global operations, supply chain, digitization, and sustainability. She is a well recognized expert in both advanced technology/AI and logistics operations space, frequently speaking at high profile industry forums including Fortune, CES, Reuters, TechCrunch, MIT, and World50. In 2024, Rebecca was recognized by Reuters Events as one of the Top 20 Women in Enterprise AI.

Our Board's Composition

Our Board is made up of a diverse group of leaders with substantial experience in their respective fields. We believe that our directors should possess the highest personal and professional ethics, integrity and values, demonstrate the ability to act candidly, show a willingness and ability to evaluate, challenge and stimulate, have demonstrated leadership ability and a proven record of accomplishment as well as expertise in business, professional, academic, political or community affairs, and be committed to representing the long-term interests of the shareholders. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

Board Snapshot*



Independence

- ■ Independent
- ■ Non-independent

Tenure

- ■ 0-6 years
- ■ 7-13 years
- ■ 13+ years

Age

- ■ 40 years
- ■ 50 years
- ■ 60 years
- ■ >70 years

Demographics

- ■ Women
- ■ Hispanic
- ■ African American
- ■ Asian

* As of the date of this Proxy Statement.

Skills and Experience

Our Board periodically reviews the appropriate skills and expertise required of the Board in order to successfully carry out its responsibilities both in the near term and into the future. This assessment includes business experience and expertise – all in the context of an assessment of the perceived needs of the Board at that time.

Skills and Experience	Brock	Fain	Howe, Jr.	Kimsey	Leavitt	Liberty	McPherson	Montiel	Moore	Ofer	Sørensen	Thompson	Wilhelmsen	Yeung
Industry		●			●	●	●			●	●		●	
Maritime		●			●	●				●	●		●	
Executive Leadership	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Regulated Business	●	●	●	●		●		●			●			●
Government / Public Policy					●									
Corporate Responsibility / Environmental		●			●	●				●	●	●	●	●
Finance / Accounting		●	●	●		●		●	●		●		●	
Global Enterprise	●	●	●	●		●	●	●	●	●	●	●	●	●
Technology / Innovation / Cybersecurity	●	●			●	●	●			●		●		●
Risk Management	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Consumer Business	●	●				●	●		●		●	●	●	●

Board Selection and Evaluation

PROCESS FOR IDENTIFYING AND ADDING NEW DIRECTORS

We believe that our directors should possess the highest personal and professional ethics, integrity and values, demonstrate the ability to act candidly, show a willingness and ability to evaluate, challenge and stimulate, have demonstrated leadership ability and a proven record of accomplishment as well as expertise in business, professional, academic, political or community affairs, and be committed to representing the long-term interests of our shareholders.

1. Assessment of Potential Candidates

The Board recognizes the value of diverse backgrounds and endeavors to have a Board composed of individuals with a wealth of leadership experience, diverse viewpoints, knowledge, skills and business experience in the substantive areas that impact our business and align with our strategy. The Board is currently composed of fourteen directors with a variety of attributes that contribute to the Board's collective strength.

The Nominating and Corporate Governance Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board. In addition, the Board evaluation process described below is an important determinant for Board refreshment.



2. Use of a Third-Party Search Firm

The Nominating and Corporate Governance Committee typically uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a professional search firm supports the committee in conducting a broad search and looking at a diverse pool of potential candidates.

The Nominating and Corporate Governance Committee also maintains an ongoing list of potential candidates and considers recommendations made by members of the Board.



3. Shareholder Nominations

In addition, the Nominating and Corporate Governance Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the Nominating and Corporate Governance Committee in care of the Company's Corporate Secretary, at 1050 Caribbean Way, Miami, Florida 33132 or via email to corporatesecretary@rccl.com.

Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure beginning on page 78.

Director Onboarding and Continuing Education

We maintain a comprehensive director onboarding program to familiarize all new directors with the Company's business, including its plans, significant financial, accounting and risk management issues, policies and compliance processes, strategic priorities and members of senior management. Each director's onboarding is tailored to take into account the individual's prior experience and background and to ensure the director becomes knowledgeable about the most important issues affecting the Company and its business. The onboarding process includes a series of meetings with members of senior management and their staff for briefings.

We also provide directors with membership to the National Association of Corporate Directors (NACD), which provides directors with access to continuing education, research materials, and publications relating to corporate governance, board leadership, corporate responsibility matters, and other topical information relevant to their interests. From time to time, members of management also present to the Board or its committees on new developments in areas relevant to the Company.

Our Board Evaluation Process

The Nominating and Corporate Governance Committee has oversight responsibility for the annual Board and committee evaluation process and uses feedback from the evaluation to identify director nominees.

 **Review of the Format**

The Nominating and Corporate Governance Committee periodically reviews the format of the Board and committee evaluation process to ensure that actionable feedback is solicited on the performance of the Board and the committees. From time to time, these evaluations may be conducted using a third-party consultant.



 **Discussions with Directors Utilizing Questionnaires**

For the 2024 evaluation process, the Chair of the Nominating and Corporate Governance Committee had one-on-one discussions with all directors utilizing questionnaires. The questionnaires solicited commentary on various topics, including Board and committee composition and performance, meeting materials, access to management, among other matters. Directors were also invited to discuss the performance of other Directors.



 **Use of Results to Guide Board Enhancement**

The Chair of the Nominating and Corporate Governance Committee aggregated the feedback received from individual discussions with directors and presented the findings to the Chair of each Committee as it relates to his or her respective committee. The data identified any themes or issues that had emerged and included suggestions for areas of improvement. The Chair of the Nominating and Corporate Governance Committee also presented the aggregated feedback to the full Board. The Board used these results to review and assess the Board's and each committee's composition and required skill sets, responsibilities, structure, processes and effectiveness.

Executive Succession Planning

Succession planning and execution is one of the Board's most important responsibilities, and the success of the Company's recent leadership transitions is a testament to the care and diligence that the Board has devoted to this key topic. The Board's succession planning activities are strategic, long-term and supported by the Board's committees and external consultants. In accordance with our Corporate Governance Principles, our Talent and Compensation Committee has primary responsibility for reviewing our talent development programs and initiatives for senior executives and for periodically reviewing our programs and practices for overseeing the continuity of capable management. The Nominating and Corporate Governance Committee has primary responsibility for overseeing a CEO transition.

Consistent with the emphasis on preparedness and succession planning, the Board periodically reviews an emergency CEO succession plan, which details the actions to be taken by specific individuals in the event the CEO suddenly dies or becomes incapacitated. The plan is designed to ensure that appropriate steps can be taken to minimize disruption to the Board and the company's governance.

 ## Evaluation of Potential Successors

A key responsibility of the Talent and Compensation Committee is the identification and evaluation of potential successors for the CEO position and other executives. This includes our CEO, CFO, Brand Presidents and other positions that have been identified as integral to our business. Regularly, the Talent and Compensation Committee, in consultation with the CEO and with the assistance of external consultants, as necessary, reviews the skills, experiences and attributes that the Committee believes are required and/or desirable for the CEO and other executives in light of the Company's then current business strategy, prospects and challenges. For each candidate, the Committee evaluates strengths, contributions, candidate readiness, and areas for development.



 ## Recommendations from the CEO

The CEO makes available his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.



 ## CEO Transition Process

In the event of a CEO transition, the Nominating and Corporate Governance Committee, in consultation with the CEO, provides oversight of the CEO transition process.



 ## Ongoing Review by the Board

The Board routinely engages with the Company's leadership team on matters of talent and culture, including around the development of the Company's talent pipeline and succession plans for key executive positions.

Corporate Governance

BOARD LEADERSHIP STRUCTURE

The Board is responsible for the overall performance of the Company through oversight of management and stewardship of the Company. Consequently, the Board believes that the independent directors should have strong defined leadership roles. The current leadership structure of the Board consists of:

Name	Title
Richard Fain	Chair of the Board
William Kimsey	Lead Independent Director
Stephen R. Howe, Jr.	Chair of Audit Committee
Vagn O. Sørensen	Chair of Talent and Compensation Committee
John F. Brock	Chair of Nominating and Corporate Governance Committee
Gov. Michael Leavitt	Chair of Safety, Environment, Sustainability and Health Committee

SEPARATION OF CHAIR AND CEO POSITION

The Board recognizes that the leadership structure and combination or separation of the CEO and Chair roles are driven by the needs of the Company. As a result, no static policy exists requiring the combination or separation of leadership roles. The Board regularly reviews Board leadership structure and concluded that separating the positions of Chair and CEO is appropriate at this point in time.

LEAD INDEPENDENT DIRECTOR

Our Corporate Governance Principles provides for a strong defined leadership role for a Lead Independent Director (Lead Director). Our current Lead Director is Mr. Kimsey who has served in that role since 2013. Mr. Kimsey will not be standing for re-election at the Annual Meeting. The Board plans to designate a new Lead Independent Director to replace Mr. Kimsey following his departure.

Lead Independent Director

Under our Corporate Governance Principles, the independent directors annually elect an independent director to serve as Lead Director. While the Board has currently separated the positions of Chair and CEO, the Board believes that a lead independent director continues to bring balance to our Board management.

Key Responsibilities

- Calls meetings of the independent directors.
- Presides at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors.
- Facilitates communication between the independent directors, our Chair and our CEO.
- Provides independent Board leadership.
- Advises on meeting agendas, and other information sent to the board, taking into account requests of other Board members, as appropriate.
- Engages with our other independent directors to identify matters for discussion at executive sessions of independent directors and advises our Chair and our CEO of any decisions reached, and suggestions made at the executive sessions.

INDEPENDENCE

Under our corporate governance principles, at least two thirds of our directors are required to be independent within the meaning of the NYSE standards of independence for directors. Our Corporate Governance Principles contain guidelines established by the Board to assist it in determining director independence in accordance with these NYSE standards. The Board believes that directors who do not meet the NYSE independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom, and the Board expects that some minority of its Board will not meet the NYSE independence standards.

To be considered independent under the NYSE independence standards, the Board must determine that a director does not have any direct or indirect material relationship with the Company or any of its subsidiaries. The Board has established guidelines to assist it in determining director independence in accordance with those standards, which are available on the corporate governance section on our website at www.rclinvestor.com.

Each director must regularly disclose to the Board whether his or her relationships satisfy these independence tests. Based on these disclosures and other information available to it, the Board has determined that all of the directors are independent with the exception of Mr. Liberty due to his current service as CEO.

MEETINGS

The Board held 5 meetings during 2024. In 2024, each of our directors attended at least 75% of an aggregate of all meetings of the Board and of any committees on which he or she served during the period the director was on the Board or committee. Our independent directors regularly meet in executive session without management directors present. The Lead Director presides at such meetings.

We do not have a formal policy regarding Board member attendance at the annual shareholders meeting. Three of our Board members were in attendance at our 2024 shareholders meeting in person.

Board Committees

The Board has established four standing committees: the Audit Committee, the Nominating and Corporate Governance Committee, the Safety, Environment, Sustainability and Health Committee, and the Talent and Compensation Committee. Each of the standing committees is composed solely of independent directors. Each standing committee has adopted a written charter, meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from senior management, annually evaluates its performance and has the authority to retain outside advisors in its discretion. The primary responsibilities of each committee are summarized in the charts below and set forth in more detail in each committee's written charter, which can be found in the corporate governance section on our website at www.rclinvestor.com. In addition to these committees, the Board, from time to time, authorizes additional Board committees to assist the Board in executing its responsibilities.

Name	Committee Membership			
	AC	**TCC**	**NGC**	**SESH**
John F. Brock		● Member	● Chair	
Richard D. Fain				
Stephen R. Howe, Jr.	● Chair		● Member	
William L. Kimsey	● Member		● Member	
Michael O. Leavitt				● Chair
Jason T. Liberty				
Amy McPherson		● Member		
Maritza G. Montiel	● Member	● Member		
Ann S. Moore		● Member		
Eyal M. Ofer			● Member	● Member
Vagn O. Sørensen	● Member	● Chair		
Donald Thompson		● Member		● Member
Arne Alexander Wilhelmsen			● Member	● Member
Rebecca Yeung	● Member			

AC	Audit Committee	**SESH**	Safety, Environment, Sustainability and Health Committee ● Chair
NGC	Nominating and Corporate Governance Committee	**TCC**	Talent and Compensation Committee ● Member

Audit Committee

Members:
- Stephen R. Howe Jr. (Chair)
- William L. Kimsey
- Maritza G. Montiel
- Vagn O. Sørensen
- Rebecca Yeung

7

Meetings Held During 2024

RESPONSIBILITIES:

- Oversight of:
  - the quality and integrity of our financial statements
  - the qualifications and independence of our principal independent auditor
  - the performance of our internal audit function and principal independent auditor
  - our compliance with the legal and regulatory requirements in connection with the foregoing
- Review of and discussions with management and the principal independent auditor regarding the annual audited and quarterly financial statements of the Company and related disclosures
- Discuss with management the guidelines and policies by which management assesses and manages the Company's exposure to risk, including a discussion of the Company's major enterprise risk exposures and the steps management has taken to monitor and mitigate such exposures
- Discuss with management policies regarding the Company's information system and data privacy controls, and cybersecurity
- Review of the controls and procedures related to the Company's environmental, social and governance disclosures
- Preparation of Report of the Audit Committee (page 73)

INDEPENDENCE AND FINANCIAL EXPERTISE:

- The Board has determined that each member of the Audit Committee is independent within the meaning of the NYSE and SEC standards of independence for directors and audit committee members
- The Board has concluded that Mr. Howe, Mr. Kimsey, Ms. Montiel and Mr. Sørensen each qualify as an "audit committee financial expert" within the meaning of SEC rules

Nominating and Corporate Governance Committee

Members:
- John F. Brock (Chair)
- Stephen R. Howe, Jr.
- William L. Kimsey
- Eyal M Ofer
- Arne Alexander Wilhelmsen

4

Meetings Held During 2024

RESPONSIBILITIES:

- Identification of individuals qualified to become Board members
- Recommendation to the Board of director nominees
- Recommendation to the Board of Corporate Governance Principles
- Recommendation to the Board of Board committee membership, structure and operations structure, operations and Board reporting
- Oversee corporate governance matters (other than matters delegated by the Board to other Board Committees)
- Oversee evaluation of Board and management performance
- Oversee any CEO transition

INDEPENDENCE:

- The Board has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the NYSE standards of independence for directors



Safety, Environment, Sustainability and Health Committee

Members:

- Michael O. Leavitt (Chair)
- Eyal M. Ofer
- Donald Thompson
- Arne Alexander Wilhelmsen

4

Meetings Held During 2024

RESPONSIBILITIES:

- Oversight of our management concerning the implementation and monitoring of our safety (including security), environmental, sustainability and health programs and policies
- Review and monitor our overall strategies, policies and programs that impact the safety, environment and health of our guests, crew, the communities where we operate and the ports where our ships call
- Monitor our overall development of strategies, policies and practices in the areas of energy consumption, greenhouse gas, physical and transition risks related to climate change and other criteria, pollutant emissions, waste disposal and water use
- Review significant safety, environmental and health incidents
- Review of our programs and policies relative to environmental sustainability and our environmental sustainability reporting

Talent and Compensation Committee

Members:

- Vagn O. Sørensen (Chair)
- John F. Brock
- Amy McPherson
- Maritza G. Montiel
- Ann S. Moore
- Donald Thompson

4

Meetings Held During 2024

RESPONSIBILITIES:

- Approving and evaluating the executive compensation plans, policies and programs of the Company
- Annual determination of CEO compensation levels, taking into account corporate goals and CEO performance against these goals
- Annual determination of senior executive compensation levels
- Periodic review and recommendations for director compensation
- At least annual review of potential successors for the CEO position and periodic review of emergency succession planning
- Periodic review of talent development programs and initiatives for senior management, and human capital management strategies
- Review and approve the creation or revision of any clawback policy
- Oversight of stock ownership guidelines
- Preparation of Report of the Talent and Compensation Committee (page 55)

INDEPENDENCE:

- The Board has determined that each member of the Talent and Compensation Committee is independent within the meaning of the NYSE and SEC standards of independence for directors and compensation committee members

Board Risk Oversight

Board Oversight

The Board oversees the Company's risk profile and management's processes for assessing and managing risk, through both the whole Board and its committees. At least annually, the Board reviews strategic risks and opportunities facing the Company and its businesses. The Board also holds regular stand-alone reviews on specific risks identified in management's enterprise risk assessment. Other important categories of risk are assigned to designated Board committees that report back to the full Board.



Committees of the Board

Committees of the Board consider and review with management at regularly scheduled committee meetings ongoing financial, strategic, operational, legal and compliance risks inherent in the business activities applicable to each committee's area of responsibility.

The committee chairs inform the Board of the outcome of these reviews through reports to the Board at the regularly scheduled Board meetings.

Audit Committee
- Reviews the Company's guidelines and policies with respect to risk assessment
- Oversees management of risks relating to financial accounting and compliance matters, including risks associated with financial reporting, internal controls, the internal audit function, the Company's cybersecurity plans, and the Ethics and Compliance Program

Nominating and Corporate Governance Committee
- Oversees Company's overall corporate governance, including its corporate governance principles, Board and committee structure and composition, Board's evaluation process, director nominations, and the Board reporting arrangements of the various committees

Talent and Compensation Committee
- Oversees risks that are inherent in the design of the Company's compensation plans, policies and practices

Safety, Environment, Sustainability and Health Committee
- Oversees risks related to the Company's programs and policies in the areas of safety, environment, sustainability, and health



Management

Management annually performs a Company-wide enterprise risk assessment under the supervision of the Audit & Advisory Services department. This assessment:
- is updated at least once during the course of the year;
- identifies those risks inherent in our business plans and strategies with the greatest potential to impact the achievement of our business objectives; and
- is used to provide us with a risk-based approach to managing our business.

Management reviews and discusses the risk assessment report and updates thereto with the Audit Committee and the Board.

Cybersecurity Risk Oversight

Our Board, in coordination with the Audit Committee, is actively engaged in reviewing management's processes for assessing and managing cybersecurity risks. The Board reviews cybersecurity at least annually. The Audit Committee provides oversight on the Company's management of cybersecurity risks. On a quarterly basis or as needed, the Audit Committee receives updates from management on cybersecurity risks resulting from risk assessments, progress of risk reduction initiatives, external auditor feedback, control maturity assessments, and relevant internal and industry cybersecurity incidents. In addition, the Chair of the Audit Committee regularly informs the Board of the outcome of the Audit Committee's reviews at scheduled Board meetings.

Our cybersecurity program is led by our Chief Information Officer (CIO) and the Chief Information Security Officer (CISO). They are supported by Information Security Officers who work closely with our operational teams. Our CIO and CISO have more than 35 years of collective experience in the cybersecurity field. The CISO reports to the CIO and is generally responsible for management of cybersecurity risk and the protection and defense of our networks and systems. The CISO regularly informs our internal Disclosure Committee, Chief Financial Officer, and our President and Chief Executive Officer of cybersecurity risks and incidents as per our internal cyber risk framework. This also helps ensure that the highest levels of management are kept abreast of our cybersecurity posture and potential risks.

Executive Compensation Risk Oversight

We monitor the risks associated with our compensation programs and individual executive compensation decisions on an ongoing basis. Each year, management undertakes a review of our various compensation programs to assess the risks arising from our compensation policies and practices. In 2024, management reviewed each plan and program for risk features and presented its findings to the Talent and Compensation Committee. The risk assessments included a review of the primary design features of our compensation plans, the process to determine compensation pools and awards for employees and an analysis of how those features could directly or indirectly encourage or mitigate risk-taking.

As part of the risk assessments, the Talent and Compensation Committee considered the following factors, among others:

- the Company's annual incentive plan has capped payouts and other appropriate safeguards in place, including minimum performance thresholds that must be met before funding occurs;

- performance metrics support the Company's business strategy and are reasonable in light of past performance;

- historically a large percentage of executive compensation has been paid in the form of long-term equity awards;

- equity awards vest over a multiple-year cycle, which aligns incentives with appropriate risk-taking;

- senior management is subject to share ownership and clawback policies; and

- no special awards were granted during 2024.

Based on this review, management and the Talent and Compensation Committee believe that the nature of our business, and the material risks we face, are such that the compensation plans, policies and programs we have put in place are not reasonably likely to give rise to risks that would have a material adverse effect on our business.

Shareholder Engagement

WHY WE ENGAGE

We maintain an ongoing, proactive outreach effort with our shareholders. Throughout the year, members of our Investor Relations team and members of senior management engage with shareholders in order to:

- Provide visibility and transparency into our business, our performance, and our corporate governance, Corporate Responsibility and compensation practices;
- Discuss with our shareholders the issues that are important to them and share our views; and
- Assess emerging issues that may affect our business, inform our decision-making, enhance our corporate disclosures, and help shape our future practices.

SHAREHOLDER ENGAGEMENT PROCESS

 **Spring**

Engage with shareholders to gather feedback on compensation and governance practices ahead of the Annual Meeting of Shareholders.

 **Summer**

Review results from the Annual Meeting of Shareholders and conduct targeted responsive engagements with shareholders who did not express support for management proposals.

 **Fall**

Conduct comprehensive engagement with shareholders to discuss developments in the Company's business and strategy, corporate governance matters, executive compensation design, and business priorities for the upcoming year.

 **Winter**

Review shareholder feedback from Fall engagement and discuss with Board potential changes to executive compensation or governance practices in light of feedback received, as well as recommend enhancements to our public disclosures.

2024 SHAREHOLDER ENGAGEMENT

Who we contacted

In 2024, we reached out to all of **our top 25 shareholders**, representing 60% of our outstanding shares of common stock.



60%

Who we engaged

Based on this outreach, we scheduled and held meetings with 9 of our top 25 investors who held an aggregate 40% of the outstanding shares of our common stock (or 70% of the common stock held by our top 25 investors).



40%

Who is involved in engagement

- Members of our Investor Relations team as well as our
- CEO;
- CFO;
- Chief People and Outreach Officer; and
- Relevant subject matter experts from the management team participated in these meetings as appropriate.

Topics of engagement

During our meetings with investors, we discussed:

- Board composition; and
- Current business performance.

This engagement outreach was in addition to other meetings and discussions that management and our Investor Relations team had throughout the year with shareholders through quarterly earnings calls, individual meetings, road shows, conferences and investor days.

Other Governance Highlights

We are committed to maintaining strong governance policies and practices, some of which we highlight below:

Current Board Composition and Refreshment

- ✓ 3 independent directors joined the Board within the last 5 years
- ✓ The members of our Board represent a range of backgrounds and experiences
- ✓ 4 "audit committee financial experts" on our Audit Committee

Current Board Independence

- ✓ 92% of our directors are independent (13 out of 14). Our Corporate Governance Principles require two-thirds of our directors to be independent
- ✓ Lead Independent Director with robust duties and responsibilities
- ✓ All members of our Board Committees are independent

Board Responsibilities and Practices

- ✓ All directors attended at least 75% of Board and applicable Board committee meetings
- ✓ Our independent directors regularly meet in executive session without management present, during which the Lead Director presides
- ✓ On an annual basis, the Nominating and Corporate Governance Committee oversees an evaluation of Board and Board committees' performance
- ✓ The Board, with the support of the Nominating and Corporate Governance Committee and the Talent and Compensation Committee, is actively involved in overseeing CEO succession planning

Rights of Shareholders

- ✓ Annual election of directors
- ✓ Majority of votes cast
- ✓ Shareholders with at least 50% of the outstanding shares can call Special Meetings
- ✓ Annual advisory say-on-pay vote
- ✓ No poison pill

Compensation Accountability

- ✓ Equity ownership guidelines
  - ◦ CEO — 6x salary
  - ◦ Other named executive officers — 3x salary
  - ◦ Board of Directors — $500,000
- ✓ Prohibits members of the Board of Directors and Section 16 officers from hedging or pledging company securities
- ✓ Equity and annual incentive plans provide for recoupment in case of a restatement for material non-compliance with financial reporting requirements

Political Contributions Disclosure

- ✓ Maintain a U.S. Political Contributions and Disclosure Policy
  - ◦ No independent expenditures directly in support of or in opposition to any candidate
  - ◦ Permissible contributions must be approved by Senior Vice President, Corporate Affairs (or U.S. subsidiary's most senior officer)
- ✓ Policy and annual voluntary disclosures posted on RCG's website

Certain Relationships and Related Person Transactions

REVIEW AND APPROVAL RELATED PERSON TRANSACTIONS

We have a written Related Person Transaction Policy that requires review of all relationships and transactions in which the Company is a participant and in which a "related person" (including any director, director nominee, executive officer or greater than 5% beneficial owner of the Company or any immediate family member of the foregoing) has a direct or indirect material interest. Under this policy, each director, director nominee and executive officer is required to promptly notify the Corporate Secretary of any such transaction. The Corporate Secretary then presents such transactions to the Audit Committee, which is responsible for reviewing and determining whether to approve or ratify the transactions. The following types of transactions are deemed not to create or involve a material interest on the part of the related person and do not require approval or ratification under the policy, unless the Audit Committee determines that the facts and circumstances of the transaction warrant its review:

- transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;
- transactions in which the related person's interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of a class of equity shares of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis;
- compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person; and
- non-executive director compensation arrangements.

In reviewing transactions submitted to them, the Audit Committee reviews and considers all relevant facts and circumstances to determine whether the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, including, without limitation:

- the commercial reasonableness of the terms;
- the benefit and perceived benefit, or lack thereof, to the Company;
- opportunity costs of alternative transactions;
- the character of the related person's interest; and
- the actual or apparent conflict of interest of the related person.

If after the review described above, the Audit Committee determines not to approve or ratify the transaction, it will be cancelled or unwound as the Audit Committee considers appropriate and practicable.

RELATED PERSON TRANSACTIONS

There were no related person transactions during 2024.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and executive officers and persons who own more than 10% of the outstanding Common Stock to file reports of ownership and changes in ownership of Common Stock and other equity securities with the SEC. Based on our review of such reports and written representations from our directors and officers, we believe that such persons complied on a timely basis with all Section 16(a) filing requirements during the fiscal year ended December 31, 2024, except that, due to administrative oversight with EDGAR access codes, two Forms 4 reporting the grant of restricted stock awards for William Kimsey and Amy McPherson were filed late.

Corporate Governance Principles

We have adopted Corporate Governance Principles which, along with our Board committee charters, provide the framework for the governance of the Company. The Corporate Governance Principles address such matters as director qualifications, director independence, director compensation, Board committees and committee evaluations. Copies of these principles and our Board committee charters are posted in the corporate governance section on our website at www.rclinvestor.com.

Code of Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, including our executive officers, and our directors. A copy of the Code of Business Conduct and Ethics is posted in the corporate governance section of our website at www.rclinvestor.com and is available in print, without charge, to shareholders upon written request to our Corporate Secretary at Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors that require disclosure under the applicable SEC or NYSE rules will be posted on our website at www.rclinvestor.com.

Trading in Company Securities

We have adopted a Securities Trading Policy governing the purchase, sale and other dispositions of our securities by our directors, officers, and employees. We believe that the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Securities Trading Policy was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2024.

From time to time, the Company may engage in transactions in its own securities. It is the Company's policy to comply with all applicable laws, rules and regulations (including appropriate approvals by the Board or appropriate committee, if required) when engaging in transactions of its securities.

Compensation Committee Interlocks and Insider Participation

During 2024, none of the members of the Talent and Compensation Committee (a) was an officer or employee of the Company or any of its subsidiaries, (b) was a former officer of the Company or any of its subsidiaries or (c) had any related party relationships requiring disclosure under Item 404 of SEC Regulation S K. During 2024, no executive officer of the Company served as a member of the board of directors or on the compensation committee of any other company, one of whose executive officers or directors serve or served as a member of the Board or the Talent and Compensation Committee of the Company.

Contacting Members of the Board

The Board welcomes questions and comments. Shareholders and interested parties who wish to communicate with non-management members of the Board can address their communications to the attention of our Corporate Secretary at our principal address at 1050 Caribbean Way, Miami, Florida 33132 or via email to corporatesecretary@rccl.com. The Corporate Secretary maintains a record of all such communications and promptly forwards to the Lead Director those communications that the Corporate Secretary believes require immediate attention. The Lead Director in turn, notifies the Board or the chairs of the relevant committees of the Board of those matters that he believes are appropriate for further action or discussion.

Corporate Responsibility, Culture and Governance Overview

Board Oversight

Our Board provides oversight and guidance on the Company's performance and management of corporate responsibility issues, including climate change, environmental stewardship, supply chain risk management, human rights, culture and corporate responsibility reporting. Each Board Committee is tasked with oversight of certain corporate responsibility matters that align with their areas of responsibility, as detailed in each Committee's respective charter.



Safety, Environment, Sustainability and Health Committee

Reviews and monitors overall strategies, policies and programs that impact the safety, environment, sustainability and health of our guests, crew, the communities where we operate and the ports where our ships call, as well as our overall development of strategies, policies, and practices in the areas of energy consumption, greenhouse gas, physical and transition risks related to climate change and other criteria, pollutant emissions, waste disposal and water use.



Talent and Compensation Committee

Oversees the Company's human capital management strategies, including talent development, succession planning and corporate culture.



Audit Committee

Discusses with management any potential enterprise risks associated with corporate responsibility and the controls and procedures concerning the Company's corporate responsibility disclosures.



Nominating and Corporate Governance Committee

Oversees various aspects of corporate governance and reviews and makes recommendations to our Board concerning Board and committee structure and composition, consistent with the Board's endeavor to be composed of individuals with varying skills and backgrounds and experience in business and in other areas that may be relevant to the Company's activities, including those related to corporate responsibility.

Principles and Corporate Responsibility Framework

SEA the Future is our commitment to sustain the planet, energize the communities we visit, and accelerate innovation to improve our planet. It is at the core of our business and is built using five key principles:



Champion Communities and the Environment

We recognize our responsibility to the guests who travel with us, the people who work for us, the communities and destinations that we visit, and the oceans we traverse.



Promote Health and Safety

We owe it to our guests to make their trips as relaxing, safe and healthy as possible. We honor their trust and loyalty by continually raising the bar in health and safety, data privacy and other areas central to our guests' wellbeing.



Foster Human Rights and be an Employer of Choice

We treat our guests, employees, crew, and suppliers with dignity and respect. We act ethically and with integrity so we all can thrive.



Advance Net Zero Innovation

We are committed to reducing emissions across our operations through innovation, collaborative partnerships, and an accelerated transition to cleaner fuels, smarter technologies, and improved energy efficiencies.



Govern Responsibly

We believe that good governance and transparency are critical to corporate responsibility and help us align corporate decision-making to our corporate responsibility strategy and performance. We take an integrated approach to board oversight, risk management and stakeholder engagement and we embed appropriate policies and practices for ethics, compliance, and data security within our operations.

Responsible Operations

Throughout 2024, Royal Caribbean Group's efforts were concentrated on the critical needs of, and issues for, the cruise industry:



Environmental Stewardship

Protecting the environment has been a longstanding core value for us. Thriving, healthy and sustainable oceans are inextricably tied to the health of our business, which is why we set ambitious targets in a variety of facets of our business to improve our operations including waste and water management, emission reduction, and sustainable sourcing. We are proud of achieving our first significant milestone toward net zero, reducing our carbon intensity by 10.7% from a 2019 baseline - one year ahead of our target date. Building on the success of this initial milestone, we've set a new goal to reduce our carbon intensity by 15% or greater from a 2024 baseline by 2027. Additionally we continue our efforts to reduce our footprint across operations with other targets around water consumption, purification, and waste reduction.



Energy Efficiency and Emissions Reductions

We are committed to reducing the impacts of our operations through meaningful innovation, partnerships, and action. We have been monitoring emissions and tracking our energy consumption since 2010. In 2021, we announced our Destination Net Zero strategy which is focused on achieving a net zero cruise ship by 2035 and net zero emissions by 2050. The strategy is built on a four-pronged approach which includes the modernization of our global brands fleet through the introduction of new energy-efficient and alternatively fueled vessels, continued investment in energy efficiency programs, development of alternative fuel and alternative power solutions, and optimized deployment and integration of strategic shore-based supply chains. Together with our partners, we are imagining and developing solutions to reach our efficiency and emission reduction goals.



Creating Unforgettable Experiences

We have long maintained some of the industry's most rigorous and thoughtful health and safety protocols. We honor our guests' trust and loyalty by continually raising the bar in health and safety, data privacy and other areas central to their wellbeing. In 2024, we continued implementing initiatives to take care of our guests and crew through innovations in public health, medical care and overall wellness.

Responsible Tourism

At its core, tourism depends on the beauty of the environment. Ensuring the destinations we visit are vibrant and healthy far into the future is critical to the success of our business.


A Partnership for our Oceans
In 2016, we joined forces with World Wildlife Fund to help ensure the long-term health of the oceans by setting, and achieving, ambitious corporate responsibility targets to lessen the Company's environmental impact, raise awareness of ocean conservation for our guests and crew, and support ocean conservation projects around the world.




Exploring the World Sustainably
We deepened our commitment to responsible tourism in 2016, when we set a goal to offer our guests 1,000 destination tours certified by the Global Sustainable Tourism Council (GSTC) by 2020. By 2021, we had more than doubled our 2020 goal, with 2,000-plus GSTC-certified tours available to guests. GSTC-certified tour operators agree to protect the overall health of destinations, preserve local heritage, maximize social and economic benefits to the community, and reduce negative impacts to the environment from travel-related waste. In 2022, we continued to expand this commitment and have now set a goal to have 60% of all tours offered by RCG certified to the GSTC standard by 2026. We are also currently pursuing certification from GSTC for our Perfect Day at CocoCay private destination in the Bahamas.




Sourcing Sustainably
Our supply chain, through a large and diverse network of suppliers, fuels everything we do. As a result, we collaborate with partners to support the sustainable sourcing movement and the improvement of animal welfare throughout the food supply. Most notably we are working with World Wildlife Fund to source Marine Stewardship Council (MSC) and Aquaculture Stewardship Council (ASC) seafood and supporting fishery improvement projects that boost the overall supply of responsibly produced seafood and ensure the livelihoods of artisanal fishers and their communities. In 2024 we concluded the work towards achieving MSC and ASC Chain of Custody certification for our vessels, ensuring full traceability of the certified seafood we serve. With this certification, we can offer guests clear, verified information about where their seafood comes from.



Human Capital Management

Great vacations begin with great employees. Each day, our employees from all around the world go above and beyond to deliver exceptional vacations to our guests. Our leadership team, with oversight from our Board of Directors, strives to maintain a work environment that reinforces collaboration, motivation and innovation, and believes that a strong employee-focused culture is essential to a good business.



Our People Strategy

We've enhanced our human capital strategy to align with the dynamic needs of our business. In 2022, we kicked off a transformational journey to strengthen our human capital strategy, ensuring we stay competitive and remain an employer of choice in today's ever-changing job market. In 2024, our focus was on end-to-end optimization to accelerate progress with smarter decisions, better insights and less rework. This involved refining data strategies to inform decision-making, enhancing crew management and mobility, expanding shipboard learning and development, upskilling our leaders and workforce, and using technology to improve the efficiency and impact of our people processes.



Culture

Our ships sail the seven seas, and we have offices around the world. Our culture reflects our global nature. It's brought to life through every interaction and shared experience. It flourishes when people feel valued, empowered to be themselves and supported in reaching their full potential. We have always promoted a workplace – both on land and at sea – that values the contribution of individual talents, skills and ideas, and fosters belonging, trust and respect for all.



Employee Engagement and Development

We seek to attract and retain top global talent by making Royal Caribbean Group an amazing place to work. We strive to deliver a best-in-class employee experience, ensuring our people feel valued and engaged at every stage of their journey with us. We measure employee engagement on a semi-annual basis on land and monthly on our ships. We've also increased our wellness programs and improved our employee assistance program.

Our employee development programs are designed to support the growth and advancement of our employees by developing premier learning, mentorship, coaching and planning programs. We are also focused on succession planning and increasing the readiness of internal talent to take on business-critical roles. Our Talent and Compensation Committee regularly reviews our succession planning process and pipeline talent.

Corporate Responsibility Reporting

We believe in transparency, accountability and continuous improvement. Our reporting reflects our belief that what gets measured gets better. This is why we have and continue to publish a comprehensive corporate responsibility report since 2008. To maximize the breadth and depth of our disclosures, we reference the guidelines of the Global Reporting Initiative and align with the Sustainability Accounting Standards Board (SASB) Industry Standards for Cruise Lines. We have also reported the details of our climate related performance and governance to the CDP Climate Change (formerly known as the Carbon Disclosure Project) since 2010 and have been recognized for taking coordinated action on climate issues. In 2022, we published our initial report following the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD). Our corporate website provides detailed information about our environmental performance goals and corporate responsibility initiatives.



PROPOSAL 2

Advisory Vote to Approve the Compensation of Our Named Executive Officers

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our NEOs.

As described in detail under the heading "Compensation Discussion and Analysis," we adhere to a pay-for-performance philosophy and, to this end, our executive compensation programs are designed to align the interests of our executives with the interests of our shareholders, recruit, retain and motivate a talented and high-performing management team and reward our NEOs for their positive contributions to both short-term and long-term corporate performance. Shareholders are urged to read the Compensation Discussion and Analysis, which discusses in detail how our compensation policies and procedures implement our compensation philosophy.



The Board unanimously recommends that shareholders vote "FOR" to approve the compensation of our named Executive Officers.

Compensation Discussion and Analysis

RCG's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. This CD&A provides shareholders with information about our business, 2024 performance, our disciplined approach to compensation and 2024 compensation decisions for our Named Executive Officers ("NEOs") listed below.

RCG's 2024 NAMED EXECUTIVE OFFICERS



Jason Liberty
President and Chief Executive Officer ("CEO")



Naftali Holtz
Chief Financial Officer ("CFO")



Michael Bayley
President and Chief Executive Officer, Royal Caribbean



Laura Hodges Bethge
President, Celebrity Cruises



Harri U. Kulovaara
Executive Vice President, Maritime

Table of Contents

2024 Performance Highlights

Key 2024 Successes

Strong Demand Driving Strong Results*

23.8% Gross Margin Yields vs 2023	**$16.5 Billion** Total revenues	**$2.9 Billion** Net Income	**$6.0 Billion** Adjusted EBITDA	**108%** Load Factor
11.6% Net Yields vs 2023 in Constant Currency		**$3.2 Billion** Adjusted Net Income		**9 Million** Vacations Delivered with High Guest Satisfaction Scores

Long Term Growth



3 new ships launched

Strong pipeline of **8** new ocean ships to be delivered 2025-2028



Exclusive Collection of Land-Based Experiences

4 new Land-Based Experiences
Opening 2025-2027



Removing friction, enabling a guest-centric vacation experience

Leveraging data and AI to deepen relationships with customers

Cross-brand loyalty across brands

Strong Balance Sheet and Shareholder Returns



Achieved investment grade balance sheet metrics

Reinstated quarterly dividend and increased it 38% throughout the year

Refinanced approximately
$6.1 Billion of high-cost debt

Significantly reduced leverage and interest expense

Delivering the Best Vacations Responsibly



Achieved our goal to reduce carbon intensity by double digits—one year early



Diversified our energy portfolio by growing our LNG powered ships to four and expanding our use of biofuel



Launched myLeadership initiative to cultivate future leaders



Grew local sourcing resulting in a 15% reduction in transportation miles for ship-bound goods

*This section contains non-GAAP measures. A reconciliation of these non-GAAP financial measures to their nearest GAAP comparable financial measure is included in the Annex.

Compensation Overview

OUR COMPENSATION PHILOSOPHY AND PRINCIPLES

We adhere to a pay-for-performance philosophy. In line with this philosophy, we have designed our compensation programs to support three main goals:

Align the interests of our executives with the interests of our shareholders	**Recruit, retain, and motivate an elite management team**	**Reward positive contributions to both short-and long-term corporate performance**

Principles	**Implementation**
Total direct compensation levels should be competitive to attract, motivate and retain the highest quality executives.	Our Talent and Compensation Committee seeks to establish target total direct compensation (salary, short-term incentive and long-term incentive) at appropriate levels relative to our Market Comparison Group, providing our executives the opportunity to be competitively rewarded for our financial and operational performance. Total direct compensation opportunity (i.e., maximum achievable compensation) should increase with position and responsibility.
Performance-based and "at-risk" incentive compensation should constitute a substantial portion of total compensation.	We seek to foster a pay-for-performance culture, with a significant portion of total direct compensation being performance-based and/or "at risk." Executives with greater responsibilities and the ability to directly impact our strategic and operational goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. Therefore, the more senior the executive, the greater the percentage of total compensation in the form of performance-based and/or "at risk" compensation.
Long-term incentive compensation should align executives' interests with our shareholders' interests to further the creation of long-term shareholder value.	We focus on ensuring that executive compensation includes a high portion of long-term performance-based equity compensation. Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage our company from the perspective of owners with a meaningful stake and to encourage them to remain with us for long and productive careers. Our stock ownership guidelines further enhance the incentive to create long-term shareholder value. Equity-based compensation also subjects our executives to market risk, a risk also borne by our shareholders.

EXECUTIVE COMPENSATION PRACTICES

Our Talent and Compensation Committee seeks to align our compensation practices with strong corporate governance practices. As reflected below, we believe that robust corporate governance practices are integrated into our 2024 executive compensation program.

What We Do

- ✓ Robust stock ownership guidelines - 6x base salary for CEO and 3x for other NEOs
- ✓ Clawback policy that applies to cash and equity incentive compensation
- ✓ "Double trigger" change in control provisions in employment agreements
- ✓ "Double trigger" change in control provision for acceleration of equity
- ✓ Both short-term and long-term incentive awards tied to performance metrics designed to deliver long-term growth, drive shareholder value, and align with our corporate responsibility commitments
- ✓ Equity plan requires minimum one-year vesting for all equity awards
- ✓ Independent compensation consultants, report directly to Talent and Compensation Committee
- ✓ Comprehensive annual assessment of compensation risks
- ✓ Annual advisory say-on-pay vote

What We Do Not Do

- × No extensive perquisites – All Other Compensation represented approximately 1.3% of CEO's 2024 Total Compensation
- × No acceleration of vesting of equity awards in connection with terminations, absent a change in control
- × No pledging or hedging of shares
- × No tax gross-ups on perquisites or change in control benefits
- × No pension or supplemental retirement plan benefits
- × Equity plan does not permit liberal share recycling
- × No liberal change of control definition in equity plan or employment agreements

PAY MIX

Our commitment to performance-based compensation is illustrated by the following charts, which show the mix of each compensation component at target levels for our President & CEO and for our other NEOs for 2024. Approximately 92% of the President and CEO's target annual total compensation is at risk and approximately 81% of the other NEOs' compensation, on average, is at risk.

President and CEO


Base Salary
8%
Annual
Incentive
16%
Time Based
Long-Term
Incentive
30%
Performance-Based
Long-Term
Incentive
46%

Other NEOs


Base Salary
19%
Annual
Incentive
22%
Time-Based
Long-Term
Incentive
24%
Performance-Based
Long-Term
Incentive
35%

2024 COMPENSATION DECISIONS

Our executive compensation program ties a significant portion of our NEOs' compensation to the financial, strategic, and operational performance of our company. Our 2024 program is summarized below.

Snapshot of 2024 Executive Compensation Actions

Executive Bonus Plan	• Continued the use of the same financial and operational measures in our annual incentive program. • Maintained same weighting of financial performance measures so that Adjusted EPS and Adjusted Brand Operating Income account for 65% of company-wide and brand performance metrics, respectively, to reflect the continued focus on profitable growth. • Continued the use of corporate responsibility metrics as part of our corporate and brand KPIs. These metrics take into account performance with respect to our goals on employee engagement, cyber maturity rating from the National Institute of Standards and Technology (NIST), pay equity, and a carbon intensity reduction goal.
Time-Based Restricted Stock Units	• No changes from 2023; These awards vest in equal annual installments over a three-year period commencing on the first anniversary date of the grant.
Performance-Based Restricted Shares	• For 2024, the Talent and Compensation Committee decided to return to the historical financial metrics of Adjusted EPS and ROIC. The Committee removed Adjusted EBITDA per APCD, which was a metric specific to the awards granted in 2023 to incentivize achievement of our financial goals under the Trifecta program that was announced to investors in November 2022. • Continued the measurement period for PSU Awards to reflect one-year, two-year and three-year performance segments, with 50% of total payout tied to performance for the third segment. Performance targets for all three years are established at the time of grant. • Returned to utilizing a maximum payout of 200% without any additional payout opportunity for outperformance in the last year of the performance cycle.

SHAREHOLDER ENGAGEMENT

It is our long-standing practice to actively engage with our shareholders throughout the year. We believe it is important to directly engage with our shareholders as a means of soliciting their views on matters such as corporate governance, executive compensation and environmental and social initiatives, among other important topics. In 2024, management directly engaged with shareholders representing approximately 40% of our outstanding shares. During this outreach, shareholders did not express any concerns about our executive compensation program.

In addition to ongoing conversations and formal annual engagement, we also consider the voting outcome of our say-on-pay advisory proposals each year. At the 2024 Annual Meeting of Shareholders, 97% of the votes cast by shareholders supported the advisory vote on executive compensation. We believe the 2024 voting results and input from our shareholder engagement affirmed our shareholders' support of our overall executive compensation program. In light of the shareholder support, the Talent and Compensation Committee did not make any significant changes to its approach to executive compensation.

The Talent and Compensation Committee values the opinions of our shareholders and will continue to consider shareholder feedback and the outcomes of future say-on-pay advisory votes when designing compensation programs and making compensation decisions for our NEOs. We currently hold a say-on-pay advisory vote every year.

2024 Compensation Elements

COMPENSATION ELEMENTS

We provide compensation to our executives consisting of three principal elements: base salary, performance-based annual inactive bonus and long-term equity awards. The objectives and key features of each pay element are described below.

Equity Compensation		Cash Compensation	
Variable			**Fixed**
Time-Based Restricted Stock Units	**Performance-Based Restricted Shares**	**Performance-Based Annual Incentive**	**Base Salary**
Pay Elements (rounded)			
CEO 30% Other NEOs 24%	CEO 46% Other NEOs 35%	CEO 16% Other NEOs 22%	CEO 8% Other NEOs 19%
Objective			
• Multi-year vesting requirements align our executives' interests with our shareholders and incentivize retention of our executive talent	• Structured to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives	• To focus executives on annual financial and operational performance • To reward executives for performance relative to our short-term goals and initiatives	• Provide a base level of income in line with expertise, experience, tenure, performance, potential and scope of responsibility
Key Features			
• Vest in equal annual installments over three-year period commencing on the first anniversary date of the grant • Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit	• Earned only if specified financial performance measures are met • Measures performance over three years, with annual performance segments that have 25%, 25% and 50% weighting • PSU Awards granted in 2024 will be earned based on Adjusted EPS, ROIC, and carbon intensity reduction • PSU Awards granted in 2024 for the period ending December 2026 have potential payouts that range from 0% to 200% of target	• Earned based on company-wide and/or brand-specific (based on area of responsibility) financial and operational objective metrics and individual performance against previously established strategic goals, including, but not limited to, Adjusted EPS (corporate), adjusted brand operating income, if applicable, and a Corporate Responsibility composite • For our President and CEO, payout is entirely based on corporate performance • For other NEOs, 2/3rd is determined by corporate and, if applicable, brand performance, 1/3rd based on individual performance • Payouts range from 0% to 200% based on achievement of results during the year	• Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals • Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit

BASE SALARY

Why we pay base salaries. During 2024, base salaries represented 8% of target total direct compensation for our CEO and an average of 19% for our other NEOs. However, base salaries are an important and customary element of pay for attracting and retaining executives. The Talent and Compensation Committee seeks to pay each NEO a level of base salary that competitively reflects their scope of responsibility.

The primary considerations used in setting base salary levels include each NEO's:

- scope of responsibilities
- expertise and experience
- tenure with the organization
- competitiveness as measured against the Market Comparison Group as well as general market data
- performance and potential to further our business objectives

The Talent and Compensation Committee reviews salaries in the early part of each year and, if appropriate, adjusts them to reflect changes in the above considerations and to respond to market and competitive pressures.

Our 2024 Base Salary Decisions. The Talent and Compensation Committee approved base salary increases for 2024 for Mr. Liberty and Mr. Holtz as reflected in the table below to better align their pay with market and to recognize positive performance and Company results. Ms. Hodges Bethge's increased salary was based on the responsibilities associated with her new position and peer group data.The Talent and Compensation Committee also approved modest base salary increases for the other NEOs in line with our overall merit increase budget for employees.

	Base Salary		Percent
Name[1]	**2023 ($)**	**2024 ($)**	**Change (%)**
Jason T. Liberty	1,250,000	1,350,000	8.0
Naftali Holtz	800,000	905,000	13.1
Michael W. Bayley	1,085,000	1,123,000	3.5
Laura Hodges Bethge[1]	750,000	803,000	7.1
Harri U. Kulovaara	880,000	907,000	3.1

[1] Ms. Hodges Bethge was promoted to her position as of May 1, 2023. The 2023 figure represents her annual salary approved upon her promotion.

PERFORMANCE-BASED ANNUAL INCENTIVE

Why we pay annual performance-based compensation. We believe that annual incentive programs focus executives on annual financial and operational performance enabling them to better manage the cyclical nature of our business and to reward executives for performance relative to our annual goals and initiatives. We pay our annual performance-based compensation pursuant to our Executive Short-Term Bonus Plan (the "Executive Bonus Plan"). The Executive Bonus Plan is designed to reward our executives for the achievement of RCG's annual financial and/or strategic goals and to recognize individual contributions. For 2024, the Executive Bonus Plan represented approximately 16% of the CEO's total target direct compensation and 22% for the other NEOs.

How we determine annual target bonus. Each year, the Talent and Compensation Committee considers the responsibilities of each executive and the competitiveness of our target bonus opportunity compared to our Market Comparison Group. The Talent and Compensation Committee then sets the annual Executive Bonus Plan target for each NEO as a percentage of base salary. For 2024, the Talent and Compensation Committee approved an increase to the Executive Bonus Plan target for Ms. Hodges Bethge in recognition of her expanded responsibilities after her promotion. There were no changes to the target percentages for the other NEOs.

Name	2023 Bonus Target (% of base salary)	2024 Bonus Target (% of base salary)	2024 Bonus Target ($)
Jason T. Liberty	200	200	2,700,000
Naftali Holtz	120	120	1,086,000
Michael W. Bayley	145	145	1,628,350
Laura Hodges Bethge	100	110	883,300
Harri U. Kulovaara[1]	100	100	907,000

[1] Based on his unique and focused responsibilities, in addition to his bonus target, Mr. Kulovaara's employment agreement provides that he is entitled to a bonus of $150,000 for each ship delivered during a fiscal year. During fiscal year 2024, the Company took delivery of three new ships.

How we measure annual performance. For 2024, the Talent and Compensation Committee continued to evaluate annual performance based on:

(1) company-wide performance as well as brand performance, depending on the NEO's areas of responsibility; and

(2) for NEOs other than the CEO, individual performance against previously established strategic objectives.

Company-wide and brand performance is measured 65% based on financial measures (adjusted earnings per share for company-wide performance and adjusted brand-specific operating income for brand performance) and 35% based on a composite of financial, operational, and other key performance indicators ("KPIs"). In setting the goals for each metric, the Talent and Compensation Committee considered 2023 business results and the 2024 operating plan, which takes into account our anticipated performance, our growth and profitability objectives as well as the economic climate. The target goal for the company-wide financial performance metrics (Adjusted EPS, Net Yield, and Net Cruise Costs, excluding fuel) were set at a level consistent with the Company's public guidance issued in February 2024, which represented challenging performance goals as compared to actual 2023 results. Actual award payouts are determined following the completion of the program year by measuring actual performance against each metric target goal.

For 2024, the framework of the Executive Bonus Plan was as follows:

| Name | 2024 Executive Bonus Plan Framework | | |
	Company- Wide Performance (%)	Brand Performance (%)	Individual Performance Against Strategic Objectives (%)
Jason T. Liberty	100	–	–
Naftali Holtz	66.7	–	33.3
Michael W. Bayley[1]	33.3	33.4	33.3
Laura Hodges Bethge[2]	33.3	33.4	33.3
Harri U. Kulovaara	66.7	–	33.3

[1] Brand performance based on Royal Caribbean

[2] Brand performance was based on Celebrity Cruises

METRICS COMPRISING THE EXECUTIVE BONUS PLAN

Company-Wide Performance	Brand Performance	Individual Performance
65% Adjusted EPS	**65%** Adjusted Brand Operating Income	
35% Financial, Operational and other KPIs **6%** Net Yield **6%** Net Cruise Costs, excluding fuel **6%** Net Promoter Score/ Guest Satisfaction **6%** Safety, Environment, Security and Health **6%** Employee Engagement **5%** Corporate Responsibility Composite Index	**35%** Financial, Operational and other KPIs **6%** Net Yield **6%** Net Cruise Costs, excluding fuel **6%** Net Promoter Score/ Guest Satisfaction **6%** Safety, Environment, Security and Health **6%** Employee Engagement **5%** Corporate Responsibility Composite Index	**100%** Evaluation by Talent and Compensation Committee of individual performance for NEOs other than the CEO (based on recommendations of the CEO)

COMPANY-WIDE FINANCIAL METRIC

For 2024, the Talent and Compensation Committee continued using Adjusted EPS as a financial metric for evaluating annual company-wide performance, reflecting our continued focus on delivering profitable growth. For compensation purposes, the target Adjusted EPS for 2024 was set at $9.60, the mid-point of the earnings guidance we announced in February 2024 and materially above our actual Adjusted EPS for 2023.

The table below sets forth the targets and the performance results for this company-wide financial metric.

| | | Payout as a % of Target | | | | | | | 2024 | |
Metric	Weighting (%)	0% ($)	50% ($)	90% ($)	100% ($)	110% ($)	150% ($)	200% ($)	Actual Results ($)	Payout (%)
Adjusted EPS	65	9.05	9.30	9.50	9.60	9.70	9.90	10.15	11.80 [1][2]	200

[1]   Refer to the Annex for more detail regarding the reconciliation to the most directly comparable U.S. GAAP measure.

[2]   In accordance with the terms of the Executive Bonus Plan, the Talent and Compensation Committee approved certain adjustments to reported Adjusted EPS. However, these adjustments had no impact on the total payout percentage as the actual results for Adjusted EPS significantly outperformed expectations without regard to any of the permissible adjustments.

2024 KPIs for Company and Brand Performance. In establishing the 2024 Executive Bonus Plan KPIs for both company-wide and brand performance, the Talent and Compensation Committee focused on selecting metrics that were tied to the Company's goals in key strategic areas and that would also incentivize strong financial performance across the Company's brands. The table below sets forth each KPI and how they were measured. The target achievement level for each KPI was set to require significantly challenging, but attainable, results.

KPIs	Weight	Description
Financial		
Net Yield	6%	This metric measures Net Yield change versus 2023 fiscal year results, determined on a constant currency basis. Net Yield is an important measure of our pricing performance. Net Yield represents Adjusted Gross Margin per APCD[1], where Gross Margin is adjusted for payroll and related expenses, food, fuel, other operating expenses, and depreciation and amortization expenses. Gross Margin is calculated pursuant to GAAP as total revenues less total cruise operating expenses, and depreciation and amortization.
Net Cruise Costs, excluding fuel	6%	This metric evaluates Net Cruise Costs excluding fuel per APCD change versus fiscal year 2023, calculated on a constant currency basis. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs excluding fuel to be among the most relevant indicators of our cost performance. This metric represents gross cruise costs excluding commissions, transportation and other expenses, onboard and other expenses, and fuel expenses. For the 2024 and 2023 periods, Net Cruise Costs and Net Cruise Costs excluding Fuel exclude (i) impairment and credit losses; (ii) restructuring charges and other initiative expense; and (iii) the gain on sale of controlling interests.
Non-Financial		
Net Promoter Scores (NPS) / Guest Satisfaction	6%	Third party surveys / net promoter scores, measuring customer satisfaction with their most recent cruise, his or her intent to cruise again with us and his or her willingness to recommend that others cruise with us.
Safety, Environment, Security & Health	6%	Composite score comprised of safety incident frequency and severity, audit and compliance scores, and other safety, security, environment and health measures, which we believe are key to continuing to meet our extremely high safety and security standards and our goal of being a good steward of the environmental resources we manage.
Employee Engagement	6%	Biannual pulse surveys, conducted by outside firm, of shoreside and shipboard employees measuring both employee satisfaction and employee engagement, which is defined as the tendency of employees to exert discretionary effort for our benefit.
Corporate Responsibility		
Corporate Responsibility Composite Index	5%	Composite of the following three equally-weighted quantitative corporate responsibility metrics that measure our progress with respect to our goals on (1) improvement of cybersecurity maturity rating from the National Institute of Standards and Technology (NIST), (2) programs related to global employee pay equity, and (3) carbon intensity reduction from 2019. The cyber maturity rating evaluates our compliance with the NIST requirements and helps improve our company-wide cyber security implementations. Pay equity measures the compensation of employees with those who have similar job functions with comparably equal pay, regardless of their gender. Our target is the difference in pay between these groups on a global scale. The carbon intensity metric represents Well-to-Wake (upstream + downstream) grams of carbon dioxide equivalent emissions divided by the product of gross tonnage and nautical miles traveled. The carbon intensity KPI calculates the reduction in this metric from 2019.

[1] Available Passenger Cruise Days ("APCD") is our measurement of capacity and represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and cabins not available for sale. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers that cause our cruise revenue and expenses to vary.

The Talent and Compensation Committee established performance levels for each metric at which executives could earn from a threshold of 0% up to a maximum of 200%, along with performance measures identified at 90%, 100%, 110%, and 150%. The Talent and Compensation Committee capped the maximum performance at 200% for both the company-wide and brand performance metrics and the individual performance metric. Achievement in between these performance levels would be calculated on a linear basis.

In evaluating the company-wide performance under each the above KPIs:

- With regard to our **Financial KPIs**, the Company outperformed the target on net yield change, resulting in 200% payout, but did not meet the threshold level of performance with regard to net cruise costs.

- Our **Non-Financial KPIs** paid out on average at 166% of target, primarily attributable to exceeding the benchmarks for employee engagement and guest satisfaction; and

- Our **Corporate Responsibility composite index** achieved 200% payout across the three subcomponents.

Individual Performance. The individual performance component of our Executive Bonus Plan awards is intended to reward managerial decision-making, behavioral interaction, and overall contribution. As discussed above, individual performance represented 33.3% of the bonus opportunity for each of our NEOs except for Mr. Liberty, as his bonus was based 100% on corporate performance. None of the individual goals are material to understanding the Executive Bonus Program or how annual targets were determined for 2024. The Talent and Compensation Committee approves the final individual achievement and bonus payout for each of the other NEOs based on the CEO's recommendation.

The Talent and Compensation Committee considered each NEOs achievement of his or her individual goals and the results of specific projects they were responsible for during the year. In evaluating the performance of each NEO during 2024, the Talent and Compensation Committee considered the following Company achievements, among others:

- Exceeded ambitious financial guidance set at the start of 2024, propelled by significant demand for its brands from new and repeat guests;

- Achieved long-term *Trifecta* financial goals eighteen months ahead of schedule;

- Demonstrated continued commitment to strengthening the balance sheet, refinancing approximately $6.1 billion of high cost debt, eliminating restrictions on our ability to return capital to shareholders, and eliminating all security and guarantees;

- Announced expansions to the private destinations portfolio, and continued to generate enthusiasm and interest in industry-leading brands and innovative ships;

- Focused on innovation in sourcing model and yield management tools, to capture demand from new consumer bases and to attract the highest-yielding guests;

- Took delivery of three ships: *Utopia of the Sea*s, *Silver Ray, and Mein Schiff 7* (through TUI Cruises, our 50% joint venture); and

- Continued focus on innovations, including preparing for the delivery in 2025 of *Celebrity Xcel*, which is expected to have the first methanol-capable tri-fuel engine.

2024 EXECUTIVE BONUS PLAN PAYOUTS

Based on the above KPIs and financial performance results, the following table shows the 2024 Executive Bonus Plan payout as a percentage of target for each award component and the total payout amount.

Name	Payout % per Component			Total Payout (% rounded)	Target 2024 Payout ($)	Total 2024 Payout ($)
	Corporate	Brand	Individual			
Jason T. Liberty	181.9	N/A	N/A	182	2,700,000	4,911,300
Naftali Holtz	181.9	N/A	140	168	1,086,000	1,823,908
Michael W. Bayley	181.9	181.7	140	168	1,628,350	2,733,685
Laura Hodges Bethge	181.9	167	140	163	883,300	1,438,181
Harri U. Kulovaara	181.9	—	135	166	907,000	1,958,180

In addition to his award under the Executive Bonus Plan, the Compensation Committee awarded Mr. Kulovaara a special performance bonus of $450,000 for the delivery of three new ships in 2024: *Utopia of the Seas*, *Silver Ray*, and *Mein Schiff 7* (through TUI Cruises, our 50% joint venture). This success also contributed to Mr. Kulovaara's individual performance payout.

LONG-TERM EQUITY INCENTIVE AWARDS

Why we pay equity-based compensation. Our long-term incentive award program is the most significant element of our overall compensation program. During 2024, long-term incentive awards represented 76% of our CEO's target total direct compensation and an average of 59% of target total direct compensation for our other NEOs. The Talent and Compensation Committee's philosophy is that a majority of an executive's compensation should be based directly upon the value of long-term incentive compensation in the form of time-based restricted stock units and performance-based restricted stock units so as to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives. The Talent and Compensation Committee believes that providing executives with the opportunities to acquire significant stakes in our growth and prosperity (through grants of equity-based compensation), while maintaining other components of our compensation program at competitive levels, will incentivize and reward executives for sound business management, develop a high-performance team environment, foster the accomplishment of short-term and long-term strategic and operational objectives and compensate executives for improvement in shareholder value, all of which are essential to our ongoing success.

How equity-based compensation is determined. Annually, the Talent and Compensation Committee evaluates the appropriate form and mix of equity-based compensation that the Company will grant as part of its long-term incentive compensation and approves the dollar value of long-term equity awards that will be granted to each NEO.

In the beginning of each year, the Talent and Compensation Committee determines the target equity award value ("LTI Value") to be delivered to each NEO. In determining the appropriate long-term incentive award value, the Talent and Compensation Committee considers:

- the compensation paid to comparable executives in the Market Comparison Group;
- a review of each of the elements of total direct compensation; and
- the NEO's contribution to the overall results of the Company.

To strike an appropriate balance between performance and retention incentives, we use a combination of time-based restricted stock units/shares, which we refer to as Time-Based RSUs, and performance-based restricted stock units/shares, which we refer to as PSUs.

Time-Based Equity. To promote retention and align our executive's interests with long-term stock appreciation, the Time-Based RSUs vest in equal annual installments over three-year period commencing on the first anniversary date of the grant. As Time-Based RSUs are inherently tied to the performance of our common stock, we consider a vesting schedule based on continued service appropriate to incentivize retention and performance.

Performance-Based Equity. Each PSU is expressed as a target number of PSUs based upon the fair market value of our common stock on the grant date. Annually, the Talent and Compensation Committee approves (1) the metrics that will be used for the PSUs, (2) the weighting of each metric, and (3) a threshold, target and maximum performance level. The threshold, target and maximum performance levels are set based on prior year performance and our long-term growth targets.

2024 EQUITY AWARDS

Ensuring that NEO compensation continues to motivate senior leadership to act consistent with long-term shareholder interests and fostering the retention of our senior leadership remain key priorities of our executive compensation program. Coming off another strong performance year, the Talent and Compensation Committee approved increases in LTI Values for certain NEOs as noted below. The Committee increased Mr. Liberty's LTI Values in recognition of his strong performance and to improve market competitiveness of his total compensation. For Mr. Holtz and Ms. Hodges Bethge, the changes were intended to bring their LTI Values closer to market median. For Mr. Bayley and Mr. Kulovaara, their LTI Values were reduced in recognition that their LTI values from 2023 reflected enhanced values tied to performance over the *Trifecta* period and their 2024 total compensation was market competitive. Accordingly, the Talent and Compensation Committee approved the following target LTI values for each of our NEOs in 2024:

Name	2023 LTI Value ($)	2024 LTI Value ($)	Percentage Change (%)
Jason T. Liberty	11,500,000	13,000,000	13.0
Naftali Holtz	2,520,000	3,100,000	23.0
Michael W. Bayley	7,000,000	5,000,000	(28.6)
Laura Hodges Bethge	1,500,000	2,000,000	33.3
Harri U. Kulovaara	1,790,000	1,750,000	(2.2)

As discussed above, the Talent and Compensation Committee then allocated the total LTI Value between Time-Based RSUs and PSUs. For the 2024 compensation program, we provided long-term incentive awards for all NEOs allocated as set forth below which is consistent with the 2023 allocation. The Talent and Compensation Committee believes that the use of both Time-Based RSUs and PSUs is consistent with competitive market practice and that the allocation set forth below effectively and efficiently balances both performance and retention objectives.



40%

60%

■ Time-Based RSUs
■ Performance Based RSUs

2024-2026 PERFORMANCE-BASED EQUITY AWARDS

For the PSU Awards granted in 2024 for the period ending December 2026, the Talent and Compensation Committee determined to keep the design and equity mix substantially consistent with those implemented in fiscal year 2023, with the exception of the removal of Adjusted EBITDA per APCD as a performance metric, which was specific to the 2023-2025 performance period in order to align to the financial goals of the Trifecta program. Management and the Talent and Compensation Committee believe Adjusted EPS and ROIC metrics (as described below) continue to be essential to successful execution of our strategic priorities. The performance ranges for each metric were set at target levels above 2023 results and reflecting year-over-year growth.

Metric	Weight	Description
Adjusted Earnings per Share (Adjusted EPS)	45%	Represents Adjusted EPS as reported by the Company in its Form 10-K for the relevant performance periods.
		Adjusted EPS is Adjusted Net Income (Loss) as reported by the Company in its Form 10-K for the relevant performance periods divided by weighted average shares outstanding or by diluted weighted average shares outstanding, as applicable. As reported, Adjusted Net Income (Loss) represents net income (loss) less net income attributable to noncontrolling interest and excludes certain items for which we believe adjusting for is meaningful when assessing our operating performance on a comparative basis.
Return on Invested Capital (ROIC)	45%	Represents Adjusted Operating Income (Loss) as reported by the Company in its Form 10-K for the relevant performance periods divided by Invested Capital.
		Adjusted Operating Income (Loss) represents operating income (loss) including income (loss) from equity investments and income taxes but excluding certain items for which we believe adjusting for is meaningful when assessing our operating performance on a comparative basis.
		Invested Capital represents the most recent five-quarter average of total debt (i.e., current portion of long-term debt plus long-term debt) plus total shareholders' equity.
Carbon Intensity Reduction	10%	The carbon intensity metric represents Well-to-Wake (upstream + downstream) grams of carbon dioxide equivalent emissions divided by the product of gross tonnage and nautical miles traveled. The carbon intensity metrics calculates the reduction in this metric from 2019. This metric tracks our decarbonization efforts across the company resulting from increasing regulations and compliance standards.

DETERMINATION OF EARNED PSUs

Performance with regard to the metrics described above will be measured each year during the three-year performance period and combined at the end of using the following weighing:

Year	Weighting (%)
Year 1 - 2024	25
Year 2 - 2025	25
Year 3 - 2026	50

For the 2024 PSU awards for the performance period ending December 2026, the Talent and Compensation Committee returned to utilizing a maximum payout of 200% without any additional payout opportunity. Although the PSU Awards measure performance across three one-year periods, the targets for all three years are established up front at the time of grant to ensure a longer-term orientation. In addition, the mix of three annual performance goals with heavier weight attributed to the final year is intended to keep executives focused on consistent performance and growth throughout the duration of the three-year performance period. The aggregate payout level for the PSU grants made in 2024 will be determined by our Talent and Compensation Committee in early 2027.

PAYOUT UNDER 2022-2024 PERFORMANCE-BASED EQUITY AWARDS

The three-year performance period for the PSUs granted in 2022 ended on December 31, 2024, and the Talent and Compensation Committee assessed our performance in the first quarter of 2025. The following table summarizes performance of the financial metrics for such PSU Awards:

Financial Performance Metrics	Weight (%)	Target	Approved results	Payout (as a % of target)
Adjusted EPS [1]	30	$10.00	$11.80	114
ROIC [1]	30	10.0%	16.1%	150
Leverage Ratio (Net Debt/Adjusted EBITDA)[2]	20	3.5	3.4	103

[1]   Refer to page 49 above for definitions of Adjusted EPS and ROIC.

[2]   Net Debt represents total debt (i.e., the current portion of long-term debt plus long-term debt), plus operating lease liabilities, less cash and cash equivalents as reported in the Company's financial statements for the period. Adjusted EBITDA is a non-GAAP measure that represents EBITDA, excluding certain items that we believe adjusting for is meaningful when assessing our profitability on a comparative basis. EBITDA is a non-GAAP measure that represents Net Income (Loss) excluding (i) interest income; (ii) interest expense, net of interest capitalized; (iii) depreciation and amortization expenses; and (iv) income tax expense.

In addition to the financial performance metrics, the PSUs granted in 2022 included a corporate responsibility composite metric consisting of three categories, each weighing 6.7% for a combined weighing of 20% of target payout:

• Environmental initiatives relating to energy efficiency and fuel for our vessels - the Company achieved four of the five initiatives, resulting in a payout of 150% of target.

• Employee engagement scores determined based on the corporate average of bi-annual pulse surveys, conducted by an outside firm, of shoreside and shipboard employees measuring both employee satisfaction and employee engagement. This metric achieved a payout of 199% of target.

• Cyber maturity rating based on NIST requirements, which achieved a payout of 200% of target.

The table below sets forth the final payout amounts for each NEO based on the achievements described above.

Name	Target Shares (#)	Final Payout (%)	Shares Earned (#)
Jason T. Liberty	52,632	136	71,580
Naftali Holtz	10,526	136	14,316
Michael W. Bayley	37,594	136	51,128
Laura Hodges Bethge	7,519	136	10,226
Harri U. Kulovaara	11,278	136	15,339

Other Elements of Compensation

In an effort to offer our employees a competitive remuneration package, we provide them with certain retirement, medical and welfare benefits, including a qualified non-contributory profit-sharing retirement plan. The NEOs are eligible to participate and/or receive such benefits on a basis commensurate with that of other employees.

Since January 1, 2009, as a result of Section 457A of the U.S. Internal Revenue Code, in lieu of contributions to the Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan (the "SERP"), each NEO receives, on an annual basis, a lump-sum cash payment of the benefits that would have been accrued under the SERP for services in a given year but for a change in tax laws. Amounts earned in 2024 in lieu of the SERP benefit are disclosed in the Summary Compensation Table — All Other Compensation column, as further detailed in the "2024 All Other Compensation Table."

We also offer the NEOs certain perquisites which include: Company paid automobile leases, annual executive physicals, and life insurance coverage. NEOs also receive free and discounted Company cruises, all of which is provided at no incremental cost. During 2024, the Company also approved Mr. Liberty's use of chartered aircraft for personal trips up to a predetermined threshold of $100,000 as well as additional security enhancements for Mr. Liberty and Mr. Bayley, including residential security monitoring and personnel.

 

Compensation Policies and Procedures

ROLES AND RESPONSIBILITIES

 **Talent and Compensation Committee**

Our executive compensation program is overseen by the Talent and Compensation Committee. As part of their responsibilities, the Talent and Compensation Committee:

- annually reviews and approves corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives and sets the CEO's compensation based on this evaluation; and
- annually reviews and approves the compensation levels of other executives of the Company based on the recommendations of the CEO.

The Talent and Compensation Committee may delegate its authority to the Chair subject to such conditions as the Talent and Compensation Committee deems appropriate and in the best interests of the Corporation. In addition, the Talent and Compensation Committee may delegate administrative tasks to employees of the Company.

Members of the Talent and Compensation Committee are appointed by our Board based on a variety of factors, including their knowledge and experience in compensation matters. Talent and Compensation Committee members meet the independence and other requirements of the NYSE and other applicable laws and regulations.



 **CEO**

For each NEO other than the CEO, the Talent and Compensation Committee consults with and receives the recommendation of the CEO, but the Talent and Compensation Committee is ultimately responsible for determining whether to accept such recommendations. The CEO makes recommendations to Talent and Compensation Committee on compensation for executive officers, including NEOs, based on holistic assessment of each executive's individual performance and overall Company financial and strategic goals.



 **Compensation Consultant**

As provided for in its charter, the Talent and Compensation Committee has sole discretion to retain a compensation consultant and is directly responsible for the appointment, compensation and oversight for such consultant's work. In 2024, the Talent and Compensation Committee continued to engage Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant to assist with the design and administration of the Company's executive compensation pay practices, including the following:

- the composition of our Market Comparison Group;
- our compensation plan risk;
- current trends in executive and director compensation design;
- the overall levels of compensation and types and blend of various compensation elements; and
- changes in the regulatory or governance environment for executive compensation issues.

Meridian attended meetings of the Talent and Compensation Committee and had direct access to the Talent and Compensation Committee's members during the period of its engagement in 2024. In addition, Meridian regularly conferred with our senior management and human resources department to collect, analyze and present data requested by the Talent and Compensation Committee.

Market Comparison Group

Our Market Comparison Group is an integral component of our annual compensation review — which begins in September and runs through February — and is used to help guide the Talent and Compensation Committee's decisions regarding competitive pay levels and design architecture.

HOW WE CHOOSE OUR MARKET COMPARISON GROUP

In making its determinations for fiscal year 2024 compensation, the Talent and Compensation Committee considered publicly available information of a select group of peer companies to inform the pay levels and structures for the NEOs. The list of companies that comprise our Market Comparison Group is reviewed annually in consultation with Meridian, our independent compensation consultant. The Talent and Compensation Committee evaluated the peer group using the following criteria:

- Availability of public information — company is publicly-traded and compensation data is available in public filings
- Relevant industry group — company included within the consumer discretionary sector under the Global Industry Classification Standard (GICS)
- Equivalent revenue — company is within approximately 0.5 to 2 times our revenue
- Similar business strategy — company falls under hospitality, hotels and motels, leisure time, leisure products or resort industry categories
- Global Footprint — company has significant operations outside of the United States
- Historical precedent — company included in the prior year's Market Comparison Group

Based on considerations of the factors above, Meridian recommended, and the Talent and Compensation Committee approved, certain changes to the Market Comparison Group from 2023 as detailed below. The changes were based on review of industry group, market capitalization, revenue range and global footprint.

2023 PEERS

Booking Holdings Inc.
Caesars Entertainment Corp.
Carnival Corp.
Darden Restaurants, Inc.
eBay Inc.
Expedia Inc.
Hilton Worldwide Holdings, Inc.
Las Vegas Sands Corp.
Live Nation Entertainment, Inc.
Marriott International Inc.
McDonald's Corporation
MGM Resorts International
Norwegian Cruise Line Holdings Ltd.
Starbucks Corp.
Travel + Leisure Co.
Wynn Resort Ltd.
Yum Brands Inc.

+

PEERS ADDED

American Airlines Group Inc.
Delta Air Lines, Inc.
United Airlines Holdings, Inc.
Chipotle Mexican Grill, Inc.
Domino's Pizza
Hyatt Hotels Corporation

−

PEER REMOVED

eBay Inc.
Live Nation Entertainment, Inc.
Travel + Leisure Co.

=

2024 PEERS

American Airlines Group Inc.
Booking Holdings Inc.
Caesars Entertainment, Inc.
Carnival Corp.
Chipotle Mexican Grill, Inc.
Darden Restaurants, Inc.
Delta Air Lines, Inc.
Domino's Pizza, Inc.
Expedia Group, Inc.
Hilton Worldwide Holdings Inc.
Hyatt Hotels Corporation
Las Vegas Sands Corp.
Marriott International, Inc.
McDonald's Corporation
MGM Resorts International
Norwegian Cruise Line Holdings Ltd.
Starbucks Corp.
United Airlines Holdings, Inc.
Wynn Resorts, Ltd.
Yum! Brands, Inc.

 

Clawback Policy

We seek to recover, to the extent practicable, performance-based compensation from any executive officer and certain other members of senior management under certain circumstances. The Company has two arrangements to clawback or cancel awards. The table below summarizes certain key terms of our policies:

	Amended and Restated Incentive Plan and Executive Bonus Plan	Royal Caribbean Cruises Ltd. Clawback Policy[1]
Clawback Trigger(s)	(i) If there is a financial restatement due to a material non-compliance with financial reporting requirements; or (ii) with respect to PSU Awards, there is a high likelihood that an out-of-period adjustment to the Company's financial statements covering the performance period would be deemed material because there is alleged misconduct associated with the adjustment.	Restatement due to material noncompliance with financial reporting requirements under the securities laws as required by the Dodd-Frank Act and corresponding NYSE listing standards. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct in connection with the restatement.
Compensation Covered	PSU Awards and cash bonus	PSU Awards and cash bonus
Recoupment Amount	An amount equal to the difference between the amount actually awarded based on the erroneous financial data and the amount of compensation that should have been awarded under the accounting restatement or the adjusted financial statements, as applicable, as determined by the Talent and Compensation Committee.	Amount of compensation granted, vested or paid to a covered person during the performance period that exceeds the amount of compensation that would otherwise have been granted, vested or paid to the person had such amount been determined based on the applicable restatement.
Look-Back Period	For PSU Awards: Two-year period following the end of the applicable performance period for each award	The three fiscal year period preceding the date in which the Company concludes or reasonably should have concluded a restatement is required

[1] We filed the Clawback Policy as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Equity Grant Practices

Timing of Equity Awards: The Talent and Compensation Committee generally grants annual equity awards to NEOs and other members of management at the first regularly scheduled Talent and Compensation Committee meeting of the calendar year, usually held in February. Equity awards may be granted outside of the annual grant cycle in connection with events such as hiring, promotion or extraordinary performance or as part of a special retention effort. We do not currently grant stock options to our employees. The Talent and Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2024. Further, the Company has not timed the disclosure of material nonpublic information to affect the value of executive compensation.

Vesting Into Retirement Policy: Certain of our executives may be eligible for accelerated or continued vesting of applicable long-term equity awards under our "Vesting Into Retirement" policy. In recognition that different motivations and considerations prevail for officers approaching retirement, awards granted to executives who are at least 62 years of age and who have been employed by RCG for at least 15 years are generally not subject to forfeiture upon termination of employment after the later of the first anniversary of the grant date and the first anniversary of the date that the officer meets both the age and service criteria. In order to maintain an alignment of interest with our shareholders, these awards continue to be subject to restrictions on transfer that will lift over the vesting schedule for the RSUs and PSUs awards.

Stock Ownership Guidelines

We recognize the importance of aligning our management's interests with those of our shareholders. As a result, the Board, at the recommendation of the Talent and Compensation Committee, has established stock ownership guidelines for all of our officers. Under these guidelines, the NEOs are expected to accumulate over a designated period, Company stock having a fair market value equal to the multiples of their base salaries as shown in the table below.

Name	Stock Ownership Amount (base salary multiple)
Chief Executive Officer	6 times
All Other NEOs	3 times

Stock owned outright, unvested time-based restricted stock, and the earned portion of performance-based stock awards count towards the stock ownership amount. Officers are required to retain 50% of the net after-tax shares received under any equity awards until they meet the applicable ownership amount. Once an officer's target stock ownership is achieved, or upon expiration of the applicable accumulation period, an officer will be permitted to sell Company stock only to the extent that, immediately following such sale, the officer continues to meet the applicable ownership amount. Each NEO is currently in compliance with the stock ownership guidelines.

Prohibition of Pledging/Hedging

Our Securities Trading Policy prohibits hedging transactions in Company securities by officers, directors and employees, including through the use of instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, and from short selling our securities. In addition, it prohibits directors and officers who are subject to Section 16 of the Securities Exchange Act of 1934 from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Report of the Talent and Compensation Committee

The Talent and Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis and, based on such review and discussion, has recommended to the Board that the Compensation Discussion & Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for 2024.

THE TALENT AND COMPENSATION COMMITTEE

- Vagn O. Sørensen, Chair
- John F. Brock
- Amy McPherson
- Maritza Montiel
- Ann S. Moore
- Donald Thompson

Executive Compensation Tables

SUMMARY COMPENSATION TABLE

The following table presents certain summary information for the fiscal years ended December 31, 2022, 2023 and 2024 concerning compensation earned for services rendered in all capacities by our NEOs.

Name and Principal Position	Year	Salary / Fees ($)	Stock Awards[1][2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and NQDC Earnings ($)	All Other Compensation[5] ($)	Total ($)
Jason T. Liberty President and Chief Executive Officer	2024	1,342,308	12,999,935	4,911,300		244,278	19,497,820
	2023	1,246,986	11,500,037	4,280,000	-	189,252	17,216,275
	2022	1,200,000	7,000,056	2,344,800	-	219,402	10,764,258
Naftali Holtz Chief Financial Officer	2024	896,923	3,099,991	1,823,908		57,081	5,877,903
	2023	792,466	2,520,003	1,527,680	-	45,283	4,885,432
	2022	675,000	1,400,011	709,645	-	33,396	2,818,052
Michael W. Bayley President and CEO, Royal Caribbean	2024	1,120,077	4,999,919	2,733,685		156,373	9,010,054
	2023	1,082,890	7,000,026	2,585,374	-	141,325	10,809,615
	2022	1,046,849	5,000,029	1,590,035	-	128,847	7,765,760
Laura Hodges Bethge[4] President, Celebrity Cruises	2024	798,923	1,999,943	1,438,181		102,167	4,339,215
	2023	724,104	1,487,832	1,043,750	-	90,971	3,346,657
Harri U. Kulovaara EVP, Maritime	2024	904,923	1,749,966	1,958,180		134,584	4,747,653
	2023	878,222	1,790,040	1,865,040	-	126,294	4,659,596
	2022	847,948	1,500,001	1,151,632	-	115,759	3,615,340

[1] The amounts in this column reflect the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. Consequently, the amount reported in this column represents the fair value of the award at the service inception date (i.e., the date the Talent and Compensation Committee authorized the award) based upon the probable outcome of the performance conditions. See Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2024, regarding assumptions underlying the valuation of each of these types of awards.

[2] Amounts for 2024 include the grant date fair value of both the time-based awards and performance-based annual equity awards granted to each NEO in February 2024. The values on the service inception date of the performance-based awards granted to the NEOs as part of the February 2024 annual equity awards (assuming that the highest level of performance conditions will be achieved (i.e., 200%)) are the following: Mr. Liberty – $20,799,920; Mr. Holtz – $4,960,010; Mr. Bayley – $7,999,895; Mr. Kulovaara – $2,799,945; and Ms. Bethge – $3,199,885.

[3] Represents amounts earned pursuant to the annual Executive Bonus Plan. We make payments under our annual Executive Bonus Plan in the first quarter following the fiscal year in which they were earned. In addition to the amounts earned under the Executive Bonus Plan, Mr. Kulovaara is entitled to receive a bonus of $150,000 per ship delivered during the year. During 2024, RCG took delivery of three ships and Mr. Kulovaara received a ship delivery bonus of $450,000, in addition to the $1,508,180 he earned under the Executive Bonus Plan for 2024.

[4] Ms. Bethge was promoted in May 2023 to her position as President, Celebrity Cruises.

[5] Please see the table below titled "2024 All Other Compensation" for an itemized disclosure of this element of compensation.

2024 ALL OTHER COMPENSATION

Name	Company Contributions to Qualified Deferred Compensation Plans[1] ($)	Benefit Payouts[2] ($)	Life Insurance Policies[3] ($)	Other Perquisites[4] ($)	Total ($)
Jason T. Liberty	34,500	99,731	4,299	105,749	244,278
Naftali Holtz	13,800	22,077	2,004	19,200	57,081
Michael W. Bayley	34,500	77,508	13,831	30,535	156,373
Laura Hodges Bethge	34,500	45,392	2,040	20,235	102,167
Harri U. Kulovaara	34,500	55,992	24,892	19,200	134,584

[1] Represents Company contributions to the Royal Caribbean Cruises Ltd. Retirement Savings Plan.

[2] Represents amounts payable to the NEOs for service in 2024 in lieu of amounts that would have been contributed by the Company to the Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan but for the adoption of Section 457A of the Internal Revenue Code effective as of January 1, 2009.

[3] Represents payments for premiums paid by the Company on life insurance policies for each NEO.

[4] Other perquisites and benefits include:

- payments or allowance for auto lease, maintenance and repairs, registration and insurance for each NEO;

- the aggregate incremental cost of personal use by Mr. Liberty of chartered aircraft, which was determined based on all costs billed by the third-party charterer for such travel;

- For Mr. Liberty, $26,380 for the total cost incurred by the Company in residential security installation and monitoring as well as the provision of security personnel at Mr. Liberty's residence during December 2024 and for a personal trip outside of the United States;

- $36,497 for the cost of the periodic use of a Company car and driver for commuting purposes for Mr. Liberty. The incremental cost attributable to the personal use of the car was calculated by allocating the cost of the fuel between non-business and business use based on total mileage travelled. The incremental cost of the driver was determined based on the cost of the driver's salary and benefits for the proportion of time the driver was used for non-business trips;

- For Mr. Bayley, the total cost of residential security personnel during the month of December 2024; and

- For Ms. Hodges Bethge, the cost of an annual physical exam.

Grants of Plan Based Awards in 2024

The following table provides information about cash (non-equity) and equity incentive compensation awarded to our NEOs in 2024, including (1) the range of possible cash payouts under our annual Executive Bonus Plan; (2) the grant date of equity awards; (3) the number of time-based and performance-based restricted stock units granted; and (4) the grant date fair value of the time-based and performance-based equity grants calculated in accordance with FASB ASC Topic 718. The time-based and performance-based equity awards were granted under the Company's 2008 Equity Incentive Plan, which is discussed in greater detail in this proxy statement under the caption "Compensation Discussion and Analysis."

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Grant Date	Type of Awards	Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stocks or Units (#)	Grant Date Fair Value of Stock Awards[4] ($)
	Threshold ($)	Target ($)	Maximum ($)			Threshold ($)	Target ($)	Maximum ($)		
Jason T. Liberty	0	2,700,000	5,400,000						–	–
				2/8/24	PSU[5]	–	64,496	128,992	--	7,799,985
				2/8/24	RSU[6]	--		--	42,997	5,199,950
Naftali Holtz	0	1,086,000	2,172,000			--	--	--	--	--
				2/8/24	PSU[5]	–	15,380	30,760	--	1,860,019
				2/8/24	RSU[6]	--		--	10,253	1,239,972
Michael W. Bayley	0	1,628,350	3,256,700			--	--	--	--	--
				2/8/24	PSA[5]	–	24,806	49,612	--	2,999,976
				2/8/24	RSU[6]	--		--	16,537	1,999,943
Laura Hodges Bethge	0	883,300	1,766,600			--	--	--	--	--
				2/8/24	PSU[5]	–	9,922	19,844	--	1,199,942
				2/8/24	RSU[6]				6,615	800,002
Harri U. Kulovaara	0	907,000	1,814,000			--	--	--	--	--
		450,000 [2]				--	--	--	--	--
				2/8/24	PSA[5]	–	8,682	17,364	--	1,049,979
				2/8/24	RSU[6]	--		--	5,788	699,986

[1] These values represent the threshold, target and maximum payouts under the Executive Bonus Plan. As discussed above, payouts under our Executive Bonus Plan range from 0% to 200% based on the company-wide and, if applicable, brand-specific performance level achieved and, except in the case of Mr. Liberty, the individual performance level achieved. For additional details on the final payout for each NEO, refer to "2024 Executive Bonus Plan Payouts" on page 47.

[2] In addition to the amounts that may be earned pursuant to the Executive Bonus Plan, Mr. Kulovaara is eligible to receive an incentive payment equal to $150,000 for each ship delivered during the year. There were three ship deliveries for 2024.

[3] These values represent the threshold, target and maximum number of shares that may be earned pursuant to the performance-based award for the relevant performance period. As discussed above, payout on the performance-based awards range from 0% to 200% based on the company-wide performance level achieved. For the annual performance-based awards granted in 2024, the PSUs or PSAs will vest based on the achievement of certain performance metrics as further described in the Compensation Discussion and Analysis, beginning on page 35.

[4] Grant date fair value is calculated in accordance with FASB ASC Topic 718. With respect to the performance-based share awards, the amount reported in this column represents the fair value of the award at the service inception date (i.e., the date the Talent and Compensation Committee authorized the award) based upon the probable outcome of the performance conditions (i.e., target). See Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2024, regarding assumptions underlying the valuation of each of these types of awards.

[5] Represents annual performance-based awards granted on February 8, 2024, which will be earned based on RCG's performance for the three-year period ending December 31, 2026.

[6] Represents the annual time-based RSUs granted on February 8, 2024, which will vest, or for which the transfer restrictions will lapse, in three equal annual installments.

Outstanding Equity Awards at 2024 Fiscal Year End

The following table provides information concerning unvested restricted stock units and performance share awards for each NEO outstanding as of the end of the fiscal year ended December 31, 2024. Each award is shown separately for each NEO.

| | | Stock Awards | | | |
| | | | | Equity Incentive Plan Awards | |
Name	Equity Award Grant Date	# of Shares or Units of Stock That Have Not Vested (#)	Market value of Shares or Units of Stock That Have Not Vested[1] ($)	# of Unearned Shares/Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares/Units or Other Rights that Have Not Vested[1] ($)
Jason T. Liberty	2/7/2022			105,264 [3]	24,283,352
	2/9/2023			277,536 [4]	64,024,780
	2/8/2024			128,992 [5]	29,757,164
	3/24/2021	4,126 [2]	951,827		
	2/7/2022	17,544 [2]	4,047,225		
	2/9/2023	41,119 [2]	9,485,742		
	2/8/2024	42,997 [2]	9,918,978		
		105,786	**24,403,772**	**511,792**	**118,065,296**
Naftali Holtz	2/7/2022			21,052 [3]	4,856,486
	2/9/2023			60,816 [4]	14,029,643
	2/8/2024			30,760 [5]	7,096,024
	3/24/2021	766 [2]	176,709		
	2/7/2022	3,508 [2]	809,261		
	2/9/2023	9,010 [2]	2,078,517		
	2/8/2024	10,253 [2]	2,365,265		
		23,537	**5,429,751**	**112,628**	**25,982,153**
Michael W. Bayley	2/7/2022			75,188 [3]	17,345,120
	2/9/2023			168,936 [4]	38,971,846
	2/8/2024			49,612 [5]	11,444,992
	2/8/2024	16,537 [2]	3,814,921		
		16,537	**3,814,921**	**293,736**	**67,761,958**
Laura Hodges Bethge	2/7/2022			15,038 [3]	3,469,116
	2/9/2023			31,857 [4]	7,349,091
	2/8/2024			19,844 [5]	4,577,812
	3/24/2021	773 [2]	178,323		
	2/7/2022	2,506 [2]	578,109		
	2/9/2023	4,720 [2]	1,088,857		
	6/1/2023	1,361 [2]	313,969		
	2/8/2024	6,615 [2]	1,526,014		
		15,975	**3,685,273**	**66,739**	**15,396,020**

		Stock Awards			
				Equity Incentive Plan Awards	
Name	Equity Award Grant Date	# of Shares or Units of Stock That Have Not Vested (#)	Market value of Shares or Units of Stock That Have Not Vested[(1)] ($)	# of Unearned Shares/Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares/Units or Other Rights that Have Not Vested[(1)] ($)
Harri U. Kulovaara	2/7/2022			22,556 [(3)]	5,203,444
	2/9/2023			43,200 [(4)]	9,965,808
	2/8/2024			17,364 [(5)]	4,005,701
	2/8/2024	5,788 [(2)]	1,335,234		
		5,788	**1,335,234**	**83,120**	**19,174,953**

(1) Calculated based on the closing stock price of $230.69 of the Company's common stock on December 31, 2024.

(2) Outstanding time-based RSUs vest in accordance with the following schedule: remaining time-based RSUs granted in 2021 through 2022 will vest in four equal annual installments commencing on the first anniversary of the award date; remaining time-based RSUs granted in 2023 and 2024 will vest in three equal annual installments commencing on the first anniversary of the award date. Time-based RSUs awarded to NEOs eligible under the "Vesting into Retirement" policy vest on the later of the first anniversary of the grant date and the first anniversary of the date the officer meets both the age and service criteria; however, these awards remain subject to restrictions on transfer that lapse over the same period during which the RSUs otherwise would have been scheduled to vest.

(3) Represents the 2022 PSU Awards for the three-year period ending December 31, 2024, which were earned based on RCG's performance through December 31, 2024 and that vested on February 11, 2025 when the Talent and Compensation Committee determined the actual payout level. See Compensation Discussion and Analysis – "Payout under 2022-2024 Performance-Based Equity Awards" on page 50.

(4) Represents the 2023 PSU Awards for the three-year period ending December 31, 2025 that, to the extent earned, will vest on the date in 2026 that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned. For the 2023 PSU Awards, maximum payout is reflected at 300%.

(5) Represents the 2024 PSU Awards for the three-year period ending December 31, 2026 that, to the extent earned, will vest on the date in 2027 that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned.

Option Exercises and Stock Vested in 2024

The following table provides information for the NEOs on stock option exercises and the time-based RSUs and performance-based awards that vested during 2024, including the number of shares acquired upon exercise or vesting and the value realized, before payment of any applicable withholding tax and broker commissions.

Name	Option Awards	Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Jason T. Liberty	–	113,990	14,914,922
Naftali Holtz	–	13,335	1,692,859
Michael W. Bayley	–	148,056	19,445,346
Harri U. Kulovaara	–	22,862	2,936,166
Laura Hodges Bethge	–	10,667	1,388,747

[1] These columns reflect RSUs, PSUs, and PSAs previously awarded to the named executive officers that vested during 2024. For those executives eligible to participate in the "Vesting into Retirement" policy on the grant date, the time-based RSUs and the PSAs vest on the first anniversary of the grant date; however, the restrictions on transfer or sale of the time-based RSUs only lapse on the anniversary dates of the grant date during the applicable vesting schedule, while the PSAs are only earned at the same time as the PSUs at the end of the relevant performance period when the Talent and Compensation Committee approves the payout level. For those that become eligible to participate in the "Vesting into Retirement" policy between the grant date and the vesting date, the time-based RSUs and the PSUs vest on the later of (i) the first anniversary of the grant date and (ii) the first anniversary of the date the officer meets both the age and service criteria; however, these awards remain subject to the same restrictions on transfer and the same criteria for being earned.

[2] Of these amounts, shares were withheld by us to cover tax withholding obligations as follows: Mr. Liberty – 43,788 shares; Mr. Holtz – 4,336; Mr. Bayley – 57,169 shares; Mr. Kulovaara – 7,888 shares, and Ms. Bethge – 3,685 shares.

[3] Calculated based on the average of the high and low sales price of the Company's common stock on the applicable vesting dates.

Executive Employment Agreements

We have employment agreements with each of our current NEOs. These agreements are intended to enhance the retention and motivation of these key employees and include provisions protecting the Company such as non-competition and non-solicitation clauses. The material terms of the employment agreements applicable as of December 31, 2024 are summarized below. Ms. Bethge's agreement is with Celebrity Cruises Inc.

Each NEO is entitled to receive an annual base salary, which may be increased, but not decreased, at any time during the term at our sole discretion. Each NEO is also eligible to participate in and receive awards, in our discretion, pursuant to any cash incentive compensation programs and any equity or long-term incentive plans on terms available to similarly situated executives of the Company.

Each NEO's employment can be terminated by us or by them at any time. For NEOs other than Mr. Holtz, if we terminate their employment without "cause" or if such NEO resigns for "good reason" (as both terms are defined in the applicable employment agreement), the NEO would be entitled to (i) two times the NEO's then current base salary payable over the two year period following termination, and (ii) two times the NEO's "target" bonus under the annual Executive Bonus Plan for the year in which the termination of employment occurs. With regard to Mr. Holtz, he would be entitled to a payment equal to his current base salary payable over the one-year period following termination. In addition, the NEOs would be entitled to continued payment of health and medical benefits for a period of two years (one year for Mr. Holtz and Ms. Hodges Bethge) commencing on the date of termination, or until such time that he or she commences employment with a new employer, whichever occurs first, and payment of reasonable professional search fees relating to outplacement. At our sole discretion, the NEOs (except for Ms. Hodges Bethge) would also be eligible to receive a one-time lump sum termination bonus to be paid two years (one year for Mr. Holtz) after the date of termination in an amount not to exceed 50% of the NEO's base salary as of the date of termination. All of these payments would be conditioned on the NEO executing a general release of claims for the benefit of the Company.

For NEOs other than Mr. Holtz and Ms. Hodges Bethge, if the NEO's employment is terminated as a result of the NEO's death or disability, the NEO, or the NEO's legal representative, would be entitled to, (i) payment equal to two times the NEO's base salary in effect at the time of termination of employment, (ii) payment of two times the NEO's "target" bonus he or she would have been entitled to receive under the annual Executive Bonus Plan in each year during the two year period commencing on the date of termination, and (iii) any death or disability benefit, as applicable, provided in accordance with the terms of the Company's employee benefit plans then in effect. Mr. Holtz and Ms. Hodges Bethge, or their legal representative, would be entitled to receive payment of compensation equal to the NEO's base salary in effect though the date of termination, payment of accrued benefits, and any benefits provided in accordance with applicable plans then in effect.

If the NEO's employment is terminated for cause, we have no obligation to provide severance payments.

Any outstanding equity grants held by the NEO at the time of termination would be treated in the manner provided for in each equity grant. Please see further information regarding treatment of equity grants under the heading "Payment Upon Termination of Employment."

Each NEO has agreed not to compete with the Company or its affiliates during the term of employment and for two years (one year for Mr. Holtz) following termination of employment and to refrain from (i) employing the Company's or its affiliates' employees during such period or (ii) soliciting employees, consultants, lenders, suppliers or customers from discontinuing, modifying or reducing the extent of their relationship with the Company during such period. During the term of the agreements and subsequent thereto, the NEOs have agreed not to disclose or use any confidential information.

Payments Upon Termination of Employment

The following table represents payments and benefits to which the current NEOs would be entitled upon termination of their employment in accordance with their employment agreements and our equity plans and agreements. Termination of employment is assumed to occur, for purposes of this table, on December 31, 2024. Entitlements upon termination of employment are governed by the NEOs' employment agreements with the Company, which are described under the heading "Employment Agreements." In addition, the treatment of outstanding equity awards, which are unvested as of the time of termination, are treated in accordance with the agreement and plan applicable to the particular award, as described below. We do not provide any cash payments in the event of a change of control absent an employment termination nor do we increase the amount of cash severance that would be due to a NEO in the event of his or her termination of employment in connection with a change of control.

The table does not include amounts a NEO would be entitled to receive without regard to the circumstances of termination, such as accrued vested equity awards or accrued retirement benefits (if retirement eligible) and deferred compensation. Please see the "Outstanding Equity Awards at 2024 Fiscal Year-End" table for more information.

Name	Benefit	Termination Type		
		Death or Disability ($)	Termination w/o Cause or for Good Reason[2] ($)	"Change of Control w/ Termination" ($)
Jason T. Liberty	Severance Payment	2,700,000	2,700,000	2,700,000
	Settlement of Outstanding Annual Bonus Award	5,400,000	5,400,000	5,400,000
	Settlement of Outstanding Equity Awards[1]	72,765,624	--	123,112,628
	Medical and Dental Benefits Continuation	--	34,129	34,129
	Outplacement Services	--	25,000	25,000
	Total	**80,865,624**	**8,159,129**	**131,271,756**
Naftali Holtz	Severance Payment	--	905,000	905,000
	Settlement of Outstanding Annual Bonus Award	--	--	--
	Settlement of Outstanding Equity Awards[1]	16,082,553	--	27,103,288
	Medical and Dental Benefits Continuation	--	17,064	17,064
	Outplacement Services	--	25,000	25,000
	Total	**16,082,553**	**947,064**	**28,050,353**
Michael W. Bayley	Severance Payment	2,246,000	2,246,000	2,246,000
	Settlement of Outstanding Annual Bonus Award	3,256,700	3,256,700	3,256,700
	Settlement of Outstanding Equity Awards[1]	31,200,592	--	61,474,756
	Medical and Dental Benefits Continuation	--	21,127	21,127
	Outplacement Services	--	25,000	25,000
	Total	**36,703,292**	**5,548,827**	**67,023,583**
Harri U. Kulovaara	Severance Payment	1,814,000	1,814,000	1,814,000
	Settlement of Outstanding Annual Bonus Award	1,814,000	1,814,000	1,814,000
	Settlement of Outstanding Equity Awards[1]	9,261,742	--	17,276,508
	Medical and Dental Benefits Continuation	--	24,073	24,073
	Outplacement Services	--	25,000	25,000
	Total	**12,889,742**	**3,677,073**	**20,953,581**
Laura Hodges Bethge	Severance Payment	--	1,606,000	1,606,000
	Settlement of Outstanding Annual Bonus Award	--	1,766,600	1,766,600
	Settlement of Outstanding Equity Awards[1]	10,158,434	--	16,205,502
	Medical and Dental Benefits Continuation	--	12,208	12,208
	Outplacement Services	--	25,000	25,000
	Total	**10,158,434**	**3,409,808**	**19,615,309**

[1] The cost of Settlement of Outstanding Equity Awards, reflects the following based on the terms of the Plan and the relevant awards agreements:

    a.   upon a termination due to death or disability, (i) all unvested time-based RSUs will immediately vest and (ii) all unearned performance-based awards will be earned at target and, to the extent not yet vested, immediately vest; and

    b.   upon a termination of the executive's employment by the Company without "cause" or by the executive for "good reason" within 18 months following a "change of control", (i) all unvested time-based RSUs will immediately vest and (ii) all unearned performance-based awards will be earned based upon the Talent and Compensation Committee's then best estimate of the shares that have been earned will be awardable at the end of the performance period, and, to the extent not yet vested, immediately vest. For purposes of the table above, we assumed that the Company would meet target for each of the performance-based awards.

[2] Outstanding equity awards for each of Mr. Bayley and Mr. Kulovaara will continue to vest in accordance with their terms based on having met the age and service criteria under our Vesting into Retirement Policy.



CEO Pay Ratio

In August 2015, pursuant to a mandate of the Dodd Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the Principal Executive Officer ("PEO"). Due to maritime requirements and the practical implications of employment on ships with worldwide operations, our shipboard employees receive certain benefits and accommodations that are not typically provided to shoreside employees including housing and meals while on the ship and medical care for any injuries or illnesses that occur while in the service of the ship. These benefits and accommodations are free of cost to each shipboard employee. Additionally, because our shipboard employees are away from home for extended periods of time while on the ship, they do not work for the entire year. Our shipboard employees also generally reside outside of the U.S., where the cost of living may be significantly lower than in the United States.

We calculated median gross wages of our global employee population as of December 31, 2024 (excluding shipboard employees who were not assigned to any sailing during the year and thus did not receive any compensation) to identify our median employee. We did not annualize the pay for our employees when identifying our median. We determined that this person was a crew member whose total compensation for 2024, calculated consistent with Item 402(c) of Regulation $18,799. This figure includes shipboard pension and gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. Based upon this methodology and the CEO's total compensation, as set forth in the Summary Compensation Table, we estimate the ratio of our CEO's pay to the median employee's pay is 1037 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the Company's financial performance.

TABULAR DISCLOSURE OF COMPENSATION ACTUALLY PAID VERSUS PERFORMANCE

The following table discloses information on "compensation actually paid" (CAP) to our principal executive officer (PEO) and (on average) to our other NEOs during the specified years alongside total shareholder return (TSR) and net income metrics, as well as a Company-selected measure of Adjusted EPS. The Company selected this measure as the most important in linking compensation actually paid to our NEOs for 2024 to Company performance, as Adjusted EPS was the predominant metric used in evaluating company-wide performance under our Executive Bonus Plan (65%) and comprised 45% of PSU awards granted to our NEOs in 2024 for the performance period ending December 2026, as described in more detail in the "Compensation Discussion and Analysis" beginning on page 35.

The CAP amounts in the table below reflect a re-valuation of equity awards granted to our Principal Executive Officer(s) (PEOs) and other NEOs. SEC regulations instruct us to back out the grant date fair value of equity awards that is used in the Summary Compensation Table and replace it with values for unvested equity awards at each year end and change in fair value of shares that vested in the year. Accordingly, the CAP is an alternative way of calculating the value for executive equity awards that uses the stock price at year end for unvested grants and at vest dates for those that vest in the year, instead of the stock price at grant for only those awards newly granted in the year. For NEOs that have served for more than the current year, the CAP values are higher because they include values for all prior grants, not just the current year. The Summary Compensation Table already incorporates the value of the cash incentive paid for each year, so that performance-related compensation component is unchanged in the CAP amounts in the table.

For 2024, the CAP to our PEO and average CAP to our other NEOs is significantly higher than the amounts shown in the Summary Compensation Table, primarily due to the significant increase in the price of our common stock after the applicable equity award grant dates. Accordingly, the value of our equity awards at vest and the value of unvested awards was higher than the value at grant shown in the Summary Compensation Table. Our stock price increased by 78% from year end 2023 to year end 2024.This stock price increase is aligned with increases in the Company's Adjusted EPS results for 2024. In addition, the Company's cumulative shareholder return in 2024 was 80%, which significantly outpaced the Dow Jones U.S. Travel & Leisure Index with 2024 TSR of 20%%.

For the full year 2024, the company reported Net Income of $2.9 billion or $10.94 per share compared to Net Income of $1.7 billion or $6.31 per share in the prior year. In line with this improved financial performance and stock price increase, the 2024 CAP for our PEO and other NEOs represents a significant increase from 2023.

 

Fiscal Year	SCT Total Compensation for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	SCT Total Compensation for Former PEO ($)	Compensation Actually Paid to Former PEO ($)	Average SCT Total Compensation for Non-PEO NEOs[3] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Value of initial fixed $100 investment based on:		Net Income[5] ($M)	Adjusted EPS[6] ($)
							Company TSR[4] ($)	Peer Group TSR[4] ($)		
2024	19,497,820	76,584,558	–	–	5,993,706	20,032,360	175.31	170.51	2,877	11.80
2023	17,216,276	44,177,396	n/a	n/a	6,694,683	15,584,264	97.95	141.75	1,697	6.77
2022	10,764,258	3,846,340	300,006	(4,371,814)	4,738,954	1,390,884	37.39	116.17	(2,156)	(6.82)
2021	–	–	15,812,027	15,310,661	11,154,402	10,506,637	58.17	127.35	(5,261)	(19.19)
2020	–	–	12,083,504	(462,571)	5,360,290	498,183	56.50	101.09	(5,798)	(18.31)

[1] Reflects total compensation of our current CEO, Mr. Jason Liberty, as calculated in the Summary Compensation Table (SCT).

[2] The dollar amounts shown in these columns reflect "compensation actually paid" to the NEOs calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each officer's total compensation for each year to determine CAP are shown in the table below. For Mr. Liberty, information is only included with respect to 2022 through 2024, the years in which he served as CEO.

	2024	2023	2022		2021	2020
	Current PEO ($)	Current PEO ($)	Current PEO ($)	Former PEO ($)	Former PEO ($)	Former PEO ($)
Total Reported in Summary Compensation Table (SCT)	19,497,820	17,216,276	10,764,258	300,006	15,812,027	12,083,504
Deduct Change in Pension Value and NQDC Earnings Reported in SCT	–	–	–	–	(156,971)	(154,879)
Add Pension Service Cost and Impact of Pension Plan Amendments	–	–	–	–	–	–
Deduct Value of Stock Awards Reported in SCT	(12,999,935)	(11,500,037)	(7,000,056)	(200,006)	(11,250,070)	(11,171,146)
Add Year-End Fair Value of Awards Granted in Fiscal Year that are Unvested and Outstanding	28,517,206	24,266,273	4,336,000	–	10,198,401	7,624,579
Add Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	41,497,491	13,323,495	(4,049,875)	(4,835,434)	292,027	(5,771,819)
Add Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested in Year	71,976	871,390	–	252,107	–	–
Add Fair Value of Awards Granted in Fiscal Year that Vested in the Same Fiscal Year	–	–	(203,987)	111,514	415,247	(3,072,810)
Deduct Prior Year Fair Value of Prior Year Awards that Failed to Vest this Year	–	–	–	–	–	–
Total Adjustments	57,086,738	26,961,121	(6,917,918)	(4,671,820)	(501,366)	(12,546,075)
Compensation Actually Paid for Fiscal Year	76,584,558	44,177,396	3,846,340	(4,371,814)	15,310,661	(462,571)

	2024 Other NEOs ($)	2023 Other NEOs ($)	2022 Other NEOs ($)	2021 Other NEOs ($)	2020 Other NEOs ($)
Total Reported in Summary Compensation Table (SCT)	5,993,706	6,694,683	4,738,954	11,154,402	5,360,290
Deduct Change in Pension Value and NQDC Earnings Reported in SCT	–		–	(80,359)	(93,950)
Add Pension Service Cost and Impact of Pension Plan Amendments		–	–	–	–
Deduct Value of Stock Awards Reported in SCT	(2,988,569)	(3,329,581)	(2,662,507)	(8,812,501)	(3,093,676)
Add Year-End Fair Value of Awards Granted in Fiscal Year that are Unvested and Outstanding	6,498,566	7,007,819	1,649,220	7,988,699	2,160,278
Add Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	10,535,629	4,686,454	(2,150,970)	96,223	(2,576,592)
Add Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested in Year	(6,973)	524,889	–	–	–
Add Fair Value of Awards Granted in Fiscal Year that Vested in the Same Fiscal Year	–	–	(183,813)	160,173	(1,258,168)
Deduct Prior Year Fair Value of Prior Year Awards that Failed to Vest this Year	–	–	–	–	–
Total Adjustments	14,038,654	8,889,581	(3,348,070)	(647,765)	(4,862,107)
Compensation Actually Paid for Fiscal Year	20,032,360	15,584,264	1,390,884	10,506,637	498,183

[3] Reflects the average total compensation of our non-PEO NEOs, as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2024: Naftali Holtz, Michael Bayley, Harri U. Kulovaara, and Laura Hodges Bethge; for 2023: Naftali Holtz, Michael Bayley, Lisa Lutoff-Perlo, Harri U. Kulovaara, and Laura Hodges Bethge; for 2022: Naftali Holtz, Michael Bayley, Lisa Lutoff-Perlo, and Harri U. Kulovaara; for 2021: Jason Liberty, Michael W. Bayley, Lisa Lutoff-Perlo and Harri U. Kulovaara; and for 2020: Jason Liberty, Michael W. Bayley, Lisa Lutoff-Perlo and Harri U. Kulovaara.

[4] Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2019. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the Dow Jones U.S. Travel and Leisure Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K. The separate peer group used by the Talent and Compensation Committee for purposes of determining compensation paid to our executive officers is described on page 52.

[5] Reflects after-tax net income (loss) attributable to shareholders prepared in accordance with GAAP for each of the years shown.

[6] Adjusted Earnings (Loss) per Share is a non-GAAP financial measure that represents Adjusted Net Income (Loss) divided by weighted average shares outstanding or by diluted weighted average shares outstanding, as applicable. Adjusted Net Income (Loss) represents net income (loss) less net income attributable to noncontrolling interest, excluding certain items for which we believe adjusting for is meaningful when assessing our performance on a comparative basis. Refer to the Annex of this Proxy Statement.

TABULAR DISCLOSURE OF MOST IMPORTANT MEASURES LINKING COMPENSATION ACTUALLY PAID DURING 2024 TO COMPANY PERFORMANCE

As required, we disclose below the most important measures (unranked) used by the Company to link compensation actually paid to our NEOs for 2024 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis" beginning on page 35.

Adjusted EPS
ROIC
Leverage (Net Debt/Adjusted EBITDA)

 

DISCLOSURE OF THE RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES

The below graphical illustrations demonstrate the relationship between compensation actually paid to the NEOs over the last three fiscal years as compared to TSR, Net Income, and Adjusted EPS over the last five fiscal years. Generally, compensation actually paid (for both the PEO(s) and NEOs) since fiscal 2020 has increased or decreased as each of TSR, Net Income, and Adjusted EPS has increased or decreased, respectively. However, the compensation in fiscal 2021 for the NEOs does not align with that trend as Mr. Liberty, Mr. Bayley, and Ms. Lutoff-Perlo received special retention equity grants. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions (shown graphically) of the relationships between information presented in the Pay versus Performance table.



PEO & Average NEO CAP vs Net Income, Fiscal 2020 - 2024


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
-10,000
Compensation Actually Paid (000s)
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
-7,000
Net Income ($M)
2020
2021
2022
2023
2024
Comp. Actually Paid to Mr. Liberty
Comp. Actually Paid to Mr. Fain
Avg. Comp. Actually Paid to Other NEOs
Net Income

PEO & Average NEO CAP vs Adjusted EPS, Fiscal 2020 - 2024


50,000
40,000
30,000
20,000
10,000
0
-10,000
Compensation Actually Paid (000s)
10
5
0
-5
-10
-15
-20
-25
Adj. EPS
2020
2021
2022
2023
2024
Comp. Actually Paid to Mr. Liberty
Comp. Actually Paid to Mr. Fain
Avg. Comp. Actually Paid to Other NEOs
Adj. EPS

Director Compensation for 2024

We pay annual cash retainers of $100,000 to our directors for their service on the Board. We also pay annual cash retainers for chairing and service on various Board committees. The amount of these retainers in 2024 for a full year of service was as follows:

Committee Role	Audit Committee ($)	Talent & Compensation Committee ($)	Nominating & Corporate Governance Committee ($)	Safety, Environment, Sustainability & Health Committee ($)
Chairman	35,000	25,000	20,000	20,000
Member	20,000	12,000	10,000	10,000

Directors do not earn fees for each meeting attended; however, they are reimbursed for their travel expenses and, occasionally, for those of an accompanying guest. Our Lead Director received a further annual cash retainer of $75,000 for 2024. In addition, our Chair of the Board, is entitled to an additional cash retainer of $225,000 annually. Mr. Liberty does not receive any compensation for his service as director.

In February 2024, each non-employee director received restricted stock units with a fair market value of $286,864 as of the grant date, based on $220,000 annual grant date value of awards prorated to reflect that there would be fifteen rather than twelve months between grants in 2023 - 2024. These restricted stock units will vest in full after the earlier of (i) one year and (ii) the next annual meeting. Effective February 2024, our stock ownership guidelines require directors to accumulate ownership of at least $500,000 of our common stock (which is five times their annual cash retainer for Board service), including the value of restricted stock and restricted stock units, within three years of becoming a director. If the value of their stock holdings falls below this amount, directors cannot sell shares of our common stock until the value once again exceeds the required amount. In addition, non-employee directors may not be granted awards with a dollar value, which together with cash compensation paid to such director for such calendar year, would exceed $750,000.

In order to increase their knowledge and understanding of our business, we encourage our non-employee Board members and their families to experience our cruises. As a result, we have adopted a Non-Management Director Cruise Policy. Under this policy, with certain limited exceptions, a Board member is entitled to up to two complimentary staterooms on two cruises per year for the Board member and any immediate family accompanying the Board member on the cruise. Additional guests traveling with a Board member will receive a 20% discount off the lowest available fare for up to five staterooms, consistent with the benefit provided to other Company employees. These benefits are provided at no incremental cost to the Company. The CEO may grant exceptions to this policy at his discretion but did not do so in 2024.

The table below summarizes the compensation of each person serving as a non-employee director in 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	All Other Compensation) ($)	Total ($)
John F. Brock	130,572	286,864	–	417,435
Richard D. Fain	325,000	286,864	–	611,864
Stephen R. Howe, Jr.	144,286	286,864	–	431,149
William L. Kimsey	207,143	286,864	–	494,007
Michael O. Leavitt	120,000	286,864	–	406,864
Amy McPherson	112,000	286,864	–	398,864
Maritza G. Montiel	130,285	286,864	–	417,149
Ann S. Moore	112,000	286,864	–	398,864
Eyal M. Ofer	120,000	286,864	–	406,864
Vagn O. Sørensen	145,000	286,864	–	431,864
Donald Thompson	122,000	286,864	–	408,864
Arne Alexander Wilhelmsen	120,000	286,864	–	406,864
Rebecca Yeung	117,143	286,864	–	404,006

[1] The column titled "Stock Awards" reports the fair value of restricted stock unit awards at their grant date in 2024 calculated in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2024.

[2] As of December 31, 2024, each non-employee director listed in the table held 2,372 unvested RSUs that vest one year following the grant date.



The board recommends a vote "FOR" this proposal.

PROPOSAL 3

Ratification of Principal Independent Registered Public Accounting Firm

The Audit Committee has appointed PricewaterhouseCoopers LLP as our principal independent auditor for the fiscal year ending December 31, 2025. PricewaterhouseCoopers LLP has served in this capacity since at least 1989. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to questions from the shareholders and to make a statement if the representative desires to do so.

Although ratification by the shareholders of the appointment of our principal independent auditor is not required, the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification because the Board values the views of our shareholders on the selection and believes doing so is consistent with good corporate governance. If the shareholders do not approve this proposal, the Audit Committee will re-evaluate its selection, taking into consideration the shareholder vote. However, the Audit Committee is solely responsible for selecting and terminating our independent registered public accounting firm and may do so at any time at its discretion.



The Board unanimously recommends a vote "FOR" ratification of the selection of PricewaterhouseCoopers LLP as our principal independent auditor for the 2025 fiscal year.

Audit Fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2024, and 2023 were:

	2024 ($)	2023 ($)
Audit fees[1]	4,678,355	4,352,366
Audit-related fees[2]	800,448	219,353
Tax fees[3]	14,580	13,132
All other fees[4]	3,825	3,825
Total	**5,497,208**	**4,588,676**

[1] The audit fees for the fiscal years ended December 31, 2024 and 2023 were for professional services rendered for the integrated audits of the Company's consolidated financial statements and system of internal control over financial reporting, quarterly reviews, statutory audits required by foreign jurisdictions, consents, issuance of comfort letters, and review of documents filed with the SEC.

[2] The audit-related fees for the fiscal years ended December 31, 2024 and 2023 were for the audits of the Company's retirement savings plan, pre-implementation reviews of processes or systems, and other attest services.

[3] Tax fees for the fiscal years ended December 31, 2024 and 2023 were for services performed in connection with international tax compliance and transfer pricing.

[4] All other fees for the fiscal years ended December 31, 2024 and 2023 were for subscription fees for accounting and auditing research software.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit related engagement fees and terms and all non-audit engagements with the principal independent auditor. The Chair of the Audit Committee also has the authority to approve any non-audit engagements with the independent registered public accounting firm but must report any such approvals to the Audit Committee at its next meeting. Our Audit Committee was not called upon in the fiscal year ended December 31, 2024, to approve, after the fact, any non-audit, review or attest services pursuant to the pre-approval waiver provisions of the auditor independence rules of the SEC and the Audit Committee charter.

Consistent with these policies and procedures, the Audit Committee approved all of the services rendered by PriceWaterhouseCoopers LLP during fiscal year 2024, as described above. Additionally, the Audit Committee has considered and determined that the services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP's independence.

Report of the Audit Committee

The Audit Committee is composed of five non-management directors, each of whom meets the independence and financial literacy requirements of the New York Stock Exchange and SEC rules. In addition, four of the members qualify as "audit committee financial experts" as defined by the SEC.

The Audit Committee operates under a written charter adopted by the Board of Directors, which may be accessed on our website at www.rclinvestor.com. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. In accordance with the charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the quality and integrity of the Company's financial statements; the qualifications, independence and performance of the Company's principal independent auditor; the performance of the Company's internal audit function; and the Company's compliance with legal and regulatory requirements in connection with the foregoing.

It is the responsibility of the Company's management to prepare the Company's financial statements and to develop and maintain adequate systems of internal control over financial reporting. The internal auditor's responsibility is to review and, when appropriate, audit the internal control over financial reporting. The Company's principal independent auditor has the responsibility to express an opinion on the financial statements and internal control over financial reporting based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB").

As part of its oversight of the Company's financial statements, the Audit Committee reviews and discusses with both management and the Company's principal independent auditor all annual and quarterly financial statements prior to their issuance. During 2024, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and management reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the principal independent auditor of matters required to be discussed by the applicable requirements of the PCAOB and the SEC, including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the principal independent auditor matters relating to its independence, including the written disclosures and letter from the principal independent auditor to the Audit Committee required by applicable PCAOB requirements regarding the independent accountants' communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services is compatible with maintaining the independence of the principal independent auditor.

The Audit Committee also has reviewed and discussed with management, the internal auditor and the principal independent auditor the Company's internal controls report and the auditor's attestation of the report.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, for filing with the SEC.

THE AUDIT COMMITTEE

- Stephen R. Howe, Jr. Chair
- William Kimsey
- Maritza G. Montiel
- Vagn O. Sørensen
- Rebecca Yeung

Security Ownership of Certain Beneficial Owners and Management

PRINCIPAL SHAREHOLDERS

This table sets forth information as of April 1, 2025 about persons we know to beneficially own[1] more than five percent of our common stock.

Name of Beneficial Owner	Shares of Common Stock (#)	Percentage of Ownership[2] (%)
Capital Research Global Investors	28,233,528 [3]	10.4%
The Vanguard Group	25,813,725 [4]	9.5%
AWILHELMSEN AS	18,167,507 [5]	6.7%
BlackRock, Inc.	16,222,105 [6]	6.0%
Capital World Investors	13,802,642 [7]	5.1%

[1] A person is deemed to be the beneficial owner of securities to which such person has the right to acquire within 60 days from April 1, 2025, including upon the exercise of options, warrants and other convertible securities.

[2] Applicable percentage ownership is rounded and based on 271,509,334 shares of common stock outstanding as of April 1, 2025.

[3] Represents shares beneficially owned by Capital Research Global Investors, 333 South Hope Street, 55th Floor, Los Angeles, California 90071. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 28,231,156 shares; and sole dispositive power over 28,233,528 shares. The foregoing information is based on Amendment 3 to Schedule 13G/A filed by Capital Research Global Investors with the SEC on February 13, 2025.

[4] Represents shares beneficially owned by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. Of the total shares owned, the nature of beneficial ownership is as follows: shared voting power over 300,138 shares; sole dispositive power over 24,774,072 shares; and shared dispositive power over 1,039,653 shares. The foregoing information is based solely on Amendment 10 to Schedule 13G/A filed by The Vanguard Group with the SEC on July 10, 2024.

[5] AWILHELMSEN AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. The shares reported in the table include 5,035,259 shares owned by AWECO Invest AS, an affiliate of AWILHELMSEN AS. AWILHELMSEN AS has the power to vote and dispose of the shares owned by AWECO Invest AS pursuant to an agreement between AWILHELMSEN AS and AWECO Invest AS. The address of AWILHELMSEN AS is Beddingen 8, Aker Brygge, 1250 Oslo P.O. Box 1583, Vika N 0118 Oslo, Norway. The foregoing information is based on Amendment 6 to Schedule 13G/A filed by AWILHELMSEN AS with the SEC on February 12, 2025 and Form 4 filed by Arne Alexander Wilhelmsen with the SEC on November 21, 2024.

[6] Represents shares beneficially owned by BlackRock, Inc., 50 Hudson Yards, New York, NY 10001. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 14,880,280 shares; and sole dispositive power over 16,222,105 shares. The foregoing information is based solely on Amendment 3 to Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 2, 2024.

[7] Represents shares beneficially owned by Capital World Investors, 333 South Hope Street, 55th Floor, Los Angeles, California 90071. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 13,678,305 shares and sole dispositive power over 13,802,642 shares. The foregoing information is based on Schedule 13G filed by Capital World Investors with the SEC on November 13, 2024.

Security Ownership of Directors and Executive Officers

This table sets forth information as of April 1, 2025 about the number of shares of common stock beneficially owned[1] by (i) our directors; (ii) the named executive officers listed in the "Compensation Discussion and Analysis" above; and (iii) our directors and executive officers as a group.

The number of shares beneficially owned by each named person or entity is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

No shares of common stock held by our directors or named executive officers have been pledged.

Name of Beneficial Owner	Shares of Common Stock (#)	Percentage of Ownership[2] (%)
Michael W. Bayley	25,542	*
John F. Brock	26,330	*
Richard D. Fain	305,892 [3]	*
Naftali Holtz	23,291	*
Laura Hodges Bethge	7,201	*
Stephen R. Howe, Jr.	13,427	*
William L. Kimsey	32,386	*
Harri U. Kulovaara	29,889	*
Michael O. Leavitt	7,310	*
Jason T. Liberty	62,101	*
Amy McPherson	9,702	*
Maritza G. Montiel	15,964	*
Ann S. Moore	28,133	*
Eyal M. Ofer	42,055	*
Vagn O. Sørensen	25,837	*
Donald Thompson	38,691	*
Arne Alexander Wilhelmsen	18,174,326 [4]	6.69
Rebecca Yeung	4,833	*
All directors and executive officers as a group (19 persons)	18,890,830	6.95

* Denotes beneficial ownership of less than 1% of the outstanding shares of common stock

[1]   A person is deemed to be the beneficial owner of securities to which such person has the right to acquire within 60 days from April 1, 2025. For each of the directors, the total holdings includes 2,372 restricted stock units that are scheduled to vest on May 28, 2025.

[2]   Applicable percentage ownership is based on 271,509,334 shares of common stock outstanding as of April 1, 2025.

[3]   Includes 50,624 shares owned by the Fain Family Foundation. This column does not include shares owned by trusts for the benefit of members of the Fain family in which Mr. Fain does not have any beneficial interest or shares directly or indirectly owned by Mr. Fain's adult children.

[4]   Includes 18,167,507 shares beneficially owned by AWILHELMSEN AS. Mr. Wilhelmsen disclaims beneficial ownership of these shares.

Equity Compensation Plan Information

The following table summarizes our equity plan information as of December 31, 2024.

Plan Category	Column A: Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) (#)
Equity compensation plans approved by security holders	1,549,375 [1]	–	9,411,994 [2]
Equity compensation plans not approved by security holders	–	–	–
Total	**1,549,375**	**–**	**9,411,994**

[1]   Includes unvested or unsettled restricted stock units and unvested performance share units under our 2008 Equity Incentive Plan.

[2]   Includes 8,413,137 shares available for issuance under our 2008 Equity Incentive Plan, as amended and restated, plus 998,857 shares remaining available, as well as the number of shares subject to purchase during any current purchase period, under the 1994 Employee Stock Purchase Plan.

General Information

AVAILABILITY OF PROXY MATERIALS

Under the rules adopted by the SEC, we are furnishing proxy materials to our shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of these materials, lowers the costs of our Annual Meeting and helps to conserve natural resources. On or about April 18, 2025, we mailed to each of our shareholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2024, on the Internet and how to access a proxy card to vote on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at www.proxyvote.com.

WHO MAY VOTE

Each share of our common stock outstanding as of the close of business on April 10, 2025 (the "Record Date") is entitled to one vote at the Annual Meeting. At the close of business on the Record Date, 271,555,785 shares of our common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the Record Date. These shares include shares that are (1) held of record directly in your name (in which case, you are a "Record Holder" with respect to such shares) and (2) held for you as the beneficial owner through a broker, bank or other nominee (in which case, you are a "Beneficial Holder" with respect to such shares). There are some distinctions between being a Record Holder and a Beneficial Holder as described herein.

SHARES HELD OF RECORD

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered the Record Holder with respect to those shares, and the proxy materials were sent directly to you by Royal Caribbean. As the Record Holder, you have the right to grant your voting proxy directly to us or to vote in person at the Annual Meeting. If you requested to receive printed proxy materials, we have enclosed or sent a proxy card for you to use. You may also vote on the Internet as described in the Notice of Internet Availability of Proxy Materials and below under the heading "How to Vote."

SHARES OWNED BENEFICIALLY

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the Beneficial Holder of shares held in street name, and the proxy materials were forwarded to you by your broker or other nominee who is considered, with respect to those shares, the shareholder of record. As the Beneficial Holder, you have the right to direct your broker or other nominee on how to vote the shares in your account, and you are also invited to attend the Annual Meeting.

REQUIREMENTS TO ATTEND THE ANNUAL MEETING

You are invited to attend the Annual Meeting if you are a Record Holder or Beneficial Holder as of the Record Date. If you are a Record Holder, you must bring proof of identification, such as a valid driver's license, for admission to the Annual Meeting. If you are a Beneficial Holder, you will need to provide proof of ownership by bringing either your proxy card provided to you by your broker or a copy of your brokerage statement showing your share ownership as of the Record Date.

HOW TO VOTE

Voting in Person

Shares held in your name as the Record Holder may be voted in person at the Annual Meeting. Shares for which you are the Beneficial Holder may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy in advance of the meeting so that your vote will be counted if you later decide not to attend the meeting.

Voting Without Attending the Annual Meeting

Regardless of how you hold your shares, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held as a Beneficial Holder, by submitting voting instructions to your broker or other nominee. You may also vote using the Internet or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker or other holder of record provided to you for more information on these options. Votes cast by Internet have the same effect as votes cast by submitting a written proxy card.

HOW PROXIES WORK

All properly executed proxies will be voted in accordance with the instructions contained thereon and, if no choice is specified, the proxies will be voted:

(1) **FOR** the election of the thirteen nominees for director named below (Proposal No. 1);

(2) **FOR** the approval of the compensation of our named executive officers (Proposal No. 2); and

(3) **FOR** the ratification of the selection of PricewaterhouseCoopers LLP (Proposal No. 3).

Under New York Stock Exchange ("NYSE") rules, if you are a Beneficial Holder and do not provide specific voting instructions in a timely fashion to your broker or other nominee that holds your shares, such broker or nominee will not be authorized to vote your shares on any matters other than Proposal No. 3 regarding the ratification of the auditors. Therefore, failure to provide your broker or other nominee with specific voting instructions in a timely fashion will result in "broker non-votes" with respect to Proposals No. 1 and 2.

MATTERS TO BE PRESENTED

We are not aware of any matters to be presented for a vote at the Annual Meeting other than those described in this proxy statement. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is postponed or adjourned, the proxies will vote your shares on the new meeting date in accordance with your previous instructions unless you have revoked your proxy.

VOTES NECESSARY TO APPROVE PROPOSALS

We will hold the Annual Meeting if we have a quorum, which requires the presence, in person or represented by proxy, of holders of a majority of the outstanding shares of common stock as of the Record Date. If you vote via the Internet or sign and return your proxy card, your shares will be counted to determine whether we have a quorum, even if you abstain or fail to vote on any of the proposals listed on the proxy card. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the Record Date, we will not have a quorum and the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

The affirmative vote of a majority of the votes cast is required to approve each proposal.

Although abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present, they will not have any effect on the outcome of any proposal.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspectors shall determine the number of shares of common stock represented at the Annual Meeting, the existence of a quorum and the validity and effect of proxies. They shall also receive, count and tabulate ballots and votes and determine the results thereof.

REVOKING A PROXY

Any proxy may be revoked by a shareholder at any time prior to the final vote at the Annual Meeting by voting again on a later date via the Internet (only your latest Internet proxy submitted prior to the Annual Meeting will be counted), by signing and submitting a later dated proxy or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Corporate Secretary at 1050 Caribbean Way, Miami, Florida 33132 a written notice of revocation prior to the Annual Meeting.

Proposals of Shareholders for Next Year

Proposals of shareholders intended to be considered for inclusion in our proxy statement for our 2026 Annual Meeting of Shareholders must be received by our Corporate Secretary no later than December 19, 2025 at our executive offices: 1050 Caribbean Way, Miami, Florida 33132. Such proposals will need to comply with SEC regulations regarding the inclusion of shareholder proposals in company sponsored proxy statements. Any proposals for consideration at our next annual meeting of shareholders, but not included in our proxy statement, must be received by the Corporate Secretary of the Company no later than January 28, 2026 in accordance with our Bylaws.

 

In addition, in order for shareholders to give timely notice of nominations for directors for inclusion on a universal proxy card in connection with the 2026 Annual Meeting, notice must be submitted by the same deadline as disclosed above under the advance notice provisions of our Bylaws and must include the information in the notice required by our Bylaws and by Rule 14a-19(b)(2) and Rule 14a-19(b)(3) under the Exchange Act.

Solicitation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Company on behalf of the Board. We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders for the same type of proxy, personally and by telephone or other electronic means. None of these employees will receive any additional or special compensation for assisting us in soliciting proxies. Okapi Partners has been retained to assist in soliciting proxies at a fee of approximately $16,500, plus distribution costs and other expenses. We will, on request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

Notice Regarding Delivery of Security Holder Documents

Under the SEC rules, delivery of one proxy statement and annual report to two or more investors sharing the same mailing address is permitted, under certain conditions. This procedure, called "householding," applies to you if all of the following criteria are met:

(1) You have the same address as other security holders registered on our books;

(2) You have the same last name as the other security holders; and

(3) Your address is a residential address or post office box.

If you meet these criteria, you are eligible for householding and the following terms apply. If you are not eligible, please disregard this notice.

FOR REGISTERED SHAREHOLDERS

Only one proxy statement and annual report will be delivered to the shared mailing address. You will, however, still receive separate mailings of important and personal information, as well as a separate proxy card.

What do I need to do to receive just one set of annual disclosure materials?

You do not have to do anything. Unless Broadridge is notified otherwise within 60 days of the mailing of this notice, your consent is implied and only one set of materials will be sent to your household. This consent is considered perpetual, which means you will continue to receive a single proxy statement/ annual report in the future unless you notify us otherwise.

What if I want to receive multiple sets of materials?

If you would like to receive multiple sets of materials, call or write Broadridge at 800-542-1061 or 51 Mercedes Way, Edgewood, NY 11717. A separate set of materials will be sent to you promptly.

What if I consent to have one set of materials mailed now, but change my mind later?

Call or write Broadridge to turn off the householding instructions for yourself. You will then be sent a separate proxy statement and annual report within 30 days of receipt of your instruction.

The reason I receive multiple sets of materials is that some of the stock belongs to my children. What happens when they move out and no longer live in my household?

When there is an address change for one of the members of the household, materials will be sent directly to the shareholder at his or her new address.

Annual Report on Form 10-K

We will provide without charge to each person solicited by this proxy statement, upon the written request of such person, a copy of our annual report on Form 10-K, as filed with the SEC, for our most recent fiscal year. Such written requests should be directed to investor relations, Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132.

Annex

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Proxy Statement relating to, among other things, financial results for 2025 and beyond; demand for Royal Caribbean Cruises Ltd. (the "Company") brands; future capital expenditures; and future corporate responsibility goals and initiatives constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "considering," "could," "driving," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "shaping up" "would" and similar expressions are intended to help identify forward-looking statements.

Forward-looking statements reflect management's current expectations, are based on judgments, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to, the following: the impact of the economic and geopolitical environment on key aspects of the Company's business, such as the demand for cruises, passenger spending and operating costs; changes in operating costs; the unavailability or cost of air service; disease outbreaks and increased concern about the risk of illness on the Company's ships or when traveling to or from the Company's ships, which could cause a decrease in demand, guest cancellations and ship redeployments; incidents or adverse publicity concerning the Company's ships, port facilities, land destinations and/or passengers or the cruise vacation industry in general; the effects of weather, climate events and/or natural disasters on the Company's business; risks related to the Company's corporate responsibility activities; the impact of issues at shipyards, including ship delivery delays, ship cancellations or ship construction cost increases; shipyard unavailability; unavailability of ports of call; vacation industry competition and increase in industry capacity and overcapacity; inability to manage the Company's cost and capital allocation strategies; the uncertainties of conducting business globally and expanding into new markets and new ventures, including potential acquisitions; issues with travel advisers that sell and market the Company's cruises; reliance on third-party service providers; potential unavailability of insurance coverage; the risks and costs related to cyber security attacks, data breaches, protecting the Company's systems and maintaining data integrity and security; uncertainties of a foreign legal system as the Company is not incorporated in the United States; the Company's ability to obtain sufficient financing or capital to fund the Company's capital expenditures, operations, debt repayments and other financing needs; the Company's expectation and ability to pay a cash dividend on the Company's common stock in the future; changes to the Company's dividend policy; growing anti-tourism sentiments and environmental concerns; changes in U.S. or other countries' foreign travel policy; impact of new or changing legislation and regulations (including environmental regulations) or governmental orders on the Company's business; fluctuations in foreign currency exchange rates, fuel prices and interest rates; further impairments of the Company's goodwill, long-lived assets, equity investments and notes receivable; an inability to source the Company's crew or the Company's provisions and supplies from certain places; the Company's ability to recruit, develop and retain high quality personnel; and pending or threatened litigation, investigations and enforcement actions.

Forward-looking statements should not be relied upon as predictions of actual results. Undue reliance should not be placed on the forward-looking statements in this Proxy Statement, which are based on information available to the Company on the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED OPERATIONAL AND FINANCIAL METRICS

Adjusted EBITDA is a non-GAAP measure that represents EBITDA (as defined below) excluding certain items that we believe adjusting for is meaningful when assessing our profitability on a comparative basis. For the periods presented, these items included (i) Other (income) expense, which includes the 2024 release of the loss contingency recorded in 2022 in connection with the Havana Docks litigation inclusive of related legal fees and costs; (ii) impairment and credit losses; (iii) equity investment impairment, recovery of losses and other; (iv) restructuring charges and other initiatives expense; and (v) gain on sale of controlling interest. A reconciliation of Net Income (Loss) attributable to Royal Caribbean Cruises Ltd. to Adjusted EBITDA is provided below under Results of Operations.

Adjusted Earnings per Share ("Adjusted EPS") is a non-GAAP measure that represents Adjusted Net Income attributable to Royal Caribbean Cruises Ltd. (as defined below) divided by weighted average shares outstanding or by diluted weighted average shares outstanding, as applicable. We believe that this non-GAAP measure is meaningful when assessing our performance on a comparative basis.

*Adjusted Gross Margin r*epresents Gross Margin, adjusted for payroll and related, food, fuel, other operating, and depreciation and amortization expenses. Gross Margin is calculated pursuant to GAAP as total revenues less total cruise operating expenses, and depreciation and amortization

Adjusted Net Income attributable to Royal Caribbean Cruises Ltd. is a non-GAAP measure that represents net income less net income attributable to noncontrolling interest, excluding certain items that we believe adjusting for is meaningful when assessing our performance on a comparative basis. For the periods presented, these items included (i) loss on extinguishment of debt; (ii) litigation loss contingency, which includes the 2024 release of the loss contingency recorded in 2022 in connection with the Havana Docks litigation inclusive of related legal fees and costs; (iii) impairment and credit losses; (iv) equity investment impairment, recovery of losses and other; (v) restructuring charges and other initiatives expense; (vi) the amortization of the Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition in 2018; (vii) tax on the sale of PortMiami noncontrolling interest; (viii) *Silver Whisper* deferred tax liability release; and (ix) gain on sale of controlling interest

Adjusted Operating Income is a non-GAAP measure that represents operating income (loss) including income from equity investments and income taxes but excluding (i) impairment and credit losses; (ii) equity investment impairment, recovery of losses and other; (iii) restructuring charges and other initiatives expense; (iv) the amortization of the Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition in 2018; and (v) tax on the sale of PortMiami noncontrolling interest. We use this non-GAAP measure to calculate ROIC (as defined below).

Available Passenger Cruise Days ("APCD") is our measurement of capacity and represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and cabins not available for sale. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers that cause our cruise revenue and expenses to vary

EBITDA is a non-GAAP measure that represents Net Income attributable to Royal Caribbean Cruises Ltd. excluding (i) interest income; (ii) interest expense, net of interest capitalized; (iii) depreciation and amortization expenses; and (iv) income tax benefit or expense. We believe that this non-GAAP measure is meaningful when assessing our operating performance on a comparative basis.

Gross Margin Yield represent Gross Margin per APCD.

Invested Capital represents the most recent five-quarter average of total debt (i.e., Current portion of long-term debt plus Long-term debt) plus the most recent five-quarter average of Total shareholders' equity. We use this measure to calculate ROIC (as defined below).

Net Yields represent Adjusted Gross Margin per APCD. We utilize Adjusted Gross Margin and Net Yields to manage our business on a day-to-day basis as we believe that they are the most relevant measures of our pricing performance because they reflect the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses, and onboard and other expenses.

Occupancy ("Load factor"), in accordance with cruise vacation industry practice, is calculated by dividing Passenger Cruise Days (as defined below) by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins

Return on Invested Capital ("ROIC") represents Adjusted Operating Income divided by Invested Capital. We believe ROIC is a meaningful measure because it quantifies how efficiently we generated operating income relative to the capital we have invested in the business.

Trifecta refers to the multi-year Adjusted EBITDA per APCD, Adjusted EPS and ROIC goals we publicly announced in November 2022. We designed these goals to help us better execute and achieve our business goals by clearly articulating longer-term financial objectives. Under Trifecta, we are targeting Adjusted EBITDA per APCD of at least $100, Adjusted EPS of at least $10, and ROIC of 13% or higher by the end of 2025. On July 25, 2024, we announced the company achieved all three of its Trifecta goals 18 months ahead of schedule, on a trailing twelve-month basis

Constant Currency is a significant measure for our revenues and expenses, which are denominated in currencies other than the U.S. Dollar. Because our reporting currency is the U.S. Dollar, the value of these revenues and expenses in U.S. Dollar will be affected by changes in currency exchange rates. Although such changes in local currency prices are just one of many elements impacting our revenues and expenses, it can be an important element. For this reason, we also monitor our revenues and expenses in "Constant Currency" - i.e., as if the current period's currency exchange rates had remained constant with the comparable prior period's rates. For the 2024 period presented, we calculate "Constant Currency" by applying the average for 2023 period exchange rates for each of the corresponding months, so as to calculate what the results would have been had exchange rates been the same throughout both periods. We do not make predictions about future exchange rates and use current exchange rates for calculations of future periods. It should be emphasized that the use of Constant Currency is primarily used by us for comparing short-term changes and/or projections. Over the longer term, changes in guest sourcing and shifting the amount of purchases between currencies can significantly change the impact of the purely currency-based fluctuations.

Reconciliation of Non-GAAP and GAAP Financial Measures

In this proxy statement, we have provided certain non-GAAP financial information to aid shareholders in better understanding our 2024 business performance and executive compensation programs.

We reported Net Income attributable to Royal Caribbean Cruises Ltd., Adjusted Net Income attributable to Royal Caribbean Cruises Ltd., Earnings per Share and Adjusted Earnings per Share as shown in the following table (in millions, except per share data):

	Year Ended December 31	
	2024	**2023**
Net Income attributable to Royal Caribbean Cruises Ltd.	$ 2,877	$ 1,697
Loss on extinguishment of debt [1]	463	121
Litigation loss contingency [2]	(124)	—
Impairment and credit losses [3]	9	8
Equity investment impairment, recovery of losses and other	(1)	12
Restructuring charges and other initiatives expense	10	5
Amortization of Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition [4]	6	6
PortMiami tax on sale of noncontrolling interest [5]	(3)	7
Silver Whisper deferred tax liability release [6]		(26)
Gain on sale of controlling interest [7]		(3)
Adjusted Net Income attributable to Royal Caribbean Cruises Ltd.	$ 3,237	$ 1,827
Basic:		
Earnings per Share	$ 11.00	$ 6.63
Adjusted Earnings per Share	$ 12.38	$ 7.14
Diluted:		
Earnings per Share [8]	$ 10.94	$ 6.31
Adjusted Earnings per Share [9]	$ 11.80	$ 6.77
Weighted-Average Shares Outstanding:		
Basic	261	256
Diluted	279	283

[1]   For 2024, includes $119 million of inducement expense related to the partial settlement of our 6.00% convertible notes due 2025. These amounts are included in Interest expense, net of interest capitalized within our consolidated statements of comprehensive income (loss).

[2]   For 2024, represents the release of the loss contingency recorded in 2022, in connection with the Havana Docks litigation inclusive of related legal fees and costs. These amounts are included in Other income (expense) within our consolidated statements of comprehensive income (loss).

[3]   For 2024, primarily represents property and equipment impairment charges related to certain construction in progress assets, which we determined would no longer be completed. For 2023, represents asset impairments and credit losses recoveries for notes receivables for which credit losses were previously recorded. These amounts are included in Other operating within our consolidated statements of comprehensive income (loss). Additionally, for 2023, includes an $11 million impairment related to ceasing the use of certain real estate assets in our shoreside operations. This amount is included in Marketing, selling and administrative expenses within our consolidated statements of comprehensive income (loss).

[4]   Represents the amortization of the Silversea Cruises intangible assets resulting from the 2018 Silversea Cruises acquisition.

[5]   For 2024, represents adjustments to tax impacts on the 2023 PortMiami sale of noncontrolling interest. For 2023, represents tax on the PortMiami sale of noncontrolling interest. These amounts are included in Other income (expense) in our consolidated statements of comprehensive income (loss).

[6]   Represents the release of the deferred tax liability subsequent to the execution of the bargain purchase option for the Silver Whisper. These amounts are included in Other (expense) income within our consolidated statements of comprehensive income (loss).

[7]   Represents gain on sale of controlling interest in cruise terminal facilities in Italy. These amounts are included in Other operating within our consolidated statements of comprehensive income (loss).



(8)   Diluted EPS includes the add-back of $175 million and $88 million of dilutive inducement and interest expense related to our convertible notes for the years ended December 31, 2024, and 2023, respectively.

(9)   Adjusted Diluted EPS includes the add-back of dilutive interest expense related to our convertible notes of $56 million and $88 million for the years ended December 31, 2024, and 2023, respectively.

EBITDA and Adjusted EBITDA were calculated as follows for the year ended December 31, 2024 (in millions, except APCD and per APCD data.):

	Year Ended December 31, 2024 ($)
Net Income attributable to Royal Caribbean Cruises Ltd.	2,877
Interest income	(16)
Interest expense, net of interest capitalized	1,590
Depreciation and amortization expenses	1,600
Income tax expense (benefit)[1]	46
EBITDA	6,097
Other (income) expense [2]	(149)
Impairment and credit losses [3]	9
Equity investment impairment, recovery of losses and other	4
Restructuring charges and other initiatives expense	10
Adjusted EBITDA	5,971
APCD	50,552,731
Adjusted EBITDA per APCD	118.13

(1)   These amounts are included in Other (expense) income within our consolidated statements of comprehensive income (loss).

(2)   Represents net non-operating (income) expense. For 2024, primarily represents the release of the loss contingency recorded in 2022 in connection with the Havana Docks litigation inclusive of related legal fees and costs. The amount excludes income tax expense, included in the EBITDA calculation above.

(3)   Primarily represents property and equipment impairment charges related to certain construction in progress assets, which we determined would no longer be completed.

Gross Margin Yields and Net Yields were calculated by dividing Gross Margin and Adjusted Gross Margin by APCD as follows (in millions, except APCD and Yields):

	Year Ended December 31,		
	2024 ($)	2024 On a Constant Currency Basis ($)	2023 ($)
Total revenues	16,484	16,494	13,900
Less:			
Cruise operating expenses	8,652	8,655	7,775
Depreciation and amortization expenses	1,600	1,600	1,455
Gross Margin	6,231	6,239	4,670
Add:			
Payroll and related	1,301	1,302	1,197
Food	934	934	819
Fuel	1,160	1,160	1,150
Other operating	2,098	2,099	1,799
Depreciation and amortization expenses	1,600	1,600	1,455
Adjusted Gross Margin	13,325	13,333	11,090
APCD	50,552,731	50,552,731	46,916,259
Gross Margin Yields	123.27	123.41	99.54
Net Yields	263.59	263.75	236.38

Adjusted Operating Income and ROIC, were calculated as follows: (in millions, except ROIC.)

	For the Twelve Months Ended December 31, 2024 ($)
Operating Income	4,106
Including:	
Equity investment income	260
Income tax expense	(46)
Adjustments:	
Impairment and credit losses (1)	9
Equity investment impairment, recovery of losses and other	4
Restructuring charges and other initiatives expense	10
Amortization of Silversea Cruises intangible assets related to Silversea Cruises acquisition (2)	6
PortMiami tax on sale of noncontrolling interest (3)	(3)
Adjusted Operating Income	4,347
Invested Capital	27,074
ROIC	16.1%

(1)   For 2024, primarily represents property and equipment impairment charges related to certain construction in progress assets, which we determined would no longer be completed. This amount is included in Other operating within our consolidated statements of comprehensive income (loss).

(2)   Represents the amortization of the Silversea Cruises intangible assets resulting from the 2018 Silversea Cruises acquisition.

(3)   Represents adjustments to tax impacts on the 2023 PortMiami sale of noncontrolling interest.



Miami, Florida
royalcaribbeangroup.com
1050 Caribbean Way
Miami, FL 33132





ROYAL CARIBBEAN CRUISES LTD.
1050 CARIBBEAN WAY
MIAMI, FL 33132-2096
ATTN: INVESTOR RELATIONS

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Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V74191-P25222 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ROYAL CARIBBEAN CRUISES LTD.

The Board of Directors recommends you vote FOR the election of all the listed nominees, and FOR Proposals 2 and 3.

	For	Against	Abstain
1. Election of Directors			
1a. John F. Brock	☐	☐	☐
1b. Richard D. Fain	☐	☐	☐
1c. Stephen R. Howe, Jr.	☐	☐	☐
1d. Michael O. Leavitt	☐	☐	☐
1e. Jason T. Liberty	☐	☐	☐
1f. Amy McPherson	☐	☐	☐
1g. Maritza G. Montiel	☐	☐	☐
1h. Ann S. Moore	☐	☐	☐
1i. Eyal M. Ofer	☐	☐	☐
1j. Vagn O. Sørensen	☐	☐	☐
1k. Donald Thompson	☐	☐	☐
1l. Arne Alexander Wilhelmsen	☐	☐	☐
1m. Rebecca Yeung	☐	☐	☐
2. Advisory approval of the Company's compensation of its named executive officers.	☐	☐	☐
3. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2025.	☐	☐	☐

NOTE: THE SHARES COVERED BY A PROPERLY EXECUTED PROXY WILL BE VOTED AS SPECIFIED THEREIN. IF NO SPECIFIC DIRECTIONS ARE MADE, THE SHARES WILL BE VOTED "FOR" THE ELECTION OF ALL LISTED NOMINEES, AND "FOR" PROPOSALS 2 AND 3.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice of Annual Meeting and Proxy Statement and Annual Report are available at www.proxyvote.com.

V74192-P25222

ROYAL CARIBBEAN CRUISES LTD.
PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 28, 2025

The undersigned hereby appoints Jason T. Liberty and Naftali Holtz, and each of them, as the undersigned's attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. to be held at the JW Marriott Marquis Miami, 255 Biscayne Boulevard Way, Miami, Florida 33131 on Wednesday, May 28, 2025 at 9:00 A.M., Eastern Time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the Proposals set forth on the reverse side and in accordance with their discretion on any other matters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting and Proxy Statement dated April 18, 2025 and Annual Report for 2024.

Continued and to be signed on reverse side